```
<SUBMISSION>
<TYPE>      8-K
<DOCUMENT-COUNT>      3
<NOTIFY-INTERNET>      sanfrancisco@sendd.com
<SROS>      NASD
<SUBMISSION-CONTACT>
<NAME>      R.R. DONNELLEY EDGAR SERVICES
<PHONE>      415-296-7071
</SUBMISSION-CONTACT>
<FILER>
<CIK>      0000916235
<CCC>      ra7wjyg@
</FILER>
<PERIOD>      12/12/2000
<ITEMS>      5
<DOCUMENT>
<TYPE>      8-K
<DESCRIPTION>      FORM 8-K
<TEXT>
[.TX]1-3
</TEXT>
</DOCUMENT>
<DOCUMENT>
<TYPE>      EX-99.1
<DESCRIPTION>      EXHIBIT 99.1
<TEXT>
[.TX]4-43
[.EXA]1-3
[.EXB]1-2
[.EXC]1
</TEXT>
</DOCUMENT>
<DOCUMENT>
<TYPE>      EX-99.1
<DESCRIPTION>      EXHIBIT 99.1 PDF ATTACHMENT
<TEXT>
<PDF>
[.PDF]1-50
</PDF>
</TEXT>
</DOCUMENT>
</SUBMISSION>
```

<PAGE>

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report: December 12, 2000
Date of earliest event reported: December 12, 2000

SONIC SOLUTIONS
(Exact name of registrant as specified in its charter)v

California	72870	93-0925818
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

101 Rowland Way, Suite 110 Novato, CA	94945
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (415) 893-8000

Exhibit Index on Page 3.

1

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INFORMATION INCLUDED IN THIS REPORT

Items 1 through 4, and items 6, 8 and 9 Not Applicable.

ITEM 5. OTHER EVENTS.

On December 5, 2000, Sonic Solutions filed in the United States District Court
in the Northern District of California San Jose Division, a Complaint for
Injunctive Relief and Damages, against Spruce Technologies, Inc., and Kirk E.
Paulsen.

ITEM 7. EXHIBITS

A text of the Complaint is attached hereto as exhibit 99.1.

2

<PAGE>

                              SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant, Sonic Solutions, has duly caused this report to be signed on its
behalf by the undersigned thereunto duly authorized, in the City of Novato,
State of California, on the 12th day of December, 2000.

   SONIC SOLUTIONS

                Signature   Date
                ---------   ----

        /s/ Robert J. Doris   December 12, 2000

            Robert J. Doris
            President and Director (Principal Executive
            Officer)

        /s/ A. Clay Leighton   December 12, 2000

            A. Clay Leighton
            Senior Vice President of Worldwide
            Operations and Finance and Chief Financial
            Officer (Principal Financial Accounting
            Officer)

EXHIBIT INDEX

   Exhibit   Description
   -------   ---

    99.1   Complaint for Injunctive Relief and Damages; Demand for Jury Trial
             [Also see unofficial PDF Attachment located at the end of the
             filing.]

                                   3

<PAGE>

Exhibit 99.1

HELLER EHRMAN WHITE & McAULIFFE
STANLEY YOUNG (State Bar No. 121180)
JOSHUA M. MASUR (State Bar No. 203510)
525 University Avenue
Palo Alto, CA 94301-1900
Telephone: (650) 324-7000
Facsimile: (650) 324-0638

Attorneys for Plaintiff
SONIC SOLUTIONS

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA
SAN JOSE DIVISION

SONIC SOLUTIONS, a California corporation,	**Case No.: c00-21224 JW ADR**
Plaintiff,	**COMPLAINT FOR INJUNCTIVE RELIEF AND DAMAGES;**
v.	**DEMAND FOR JURY TRIAL:** Copyright Infringement,
SPRUCE TECHNOLOGIES, INC., a California corporation, and KIRK E. PAULSEN,	**Misappropriation of Trade Secrets, Breach of Contract, Intentional Interference with Contractual Relations, Breach of Fiduciary Duty,**
Defendants.	**Breach of Obligations under the California Labor Code, False Advertising or Promotion under 15 U.S.C.(SS).1125(a), Trade Libel, Tortious Interference with Prospective Business Advantage, Unfair Competition under California Bus. & Prof. Code(S)(S).17200 et seq., Common Law Unfair Competition, and Civil Conspiracy**

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Plaintiff, Sonic Solutions ("Sonic"), alleges:

JURISDICTION AND VENUE

1. This is an action for copyright infringement arising under the Copyright Act of 1976, 17 U.S.C. (S)(S) 101 et seq., for false advertising or promotion under section 43(a) of the Lanham Act, 15 U.S.C. (S) 1125(a), and for related claims of misappropriation of trade secrets, breach of contract, intentional interference with contractual relations, breach of fiduciary duty, breach of obligations under the California Labor Code, trade libel, tortious interference with prospective business advantage, unfair competition under California Business and Professions Code sections 17200 et seq., common law unfair competition, and civil conspiracy.

2. This Court has jurisdiction of this action under 28 U.S.C.(S)(S)1331, 1338(a)(2) and (b), and this Court's pendent jurisdiction. Venue is proper in this district under 28 U.S.C. (S)(S)1391 and 1400(a), and in the San Jose Division under N.D. Cal. Civ. L.R. 3-2(c).

THE PARTIES

3. Sonic is a California corporation with its principal place of business at 101 Rowland Way, Novato, California. Sonic is a leading manufacturer of computer based tools used to prepare content for release on Digital Versatile Disc ("DVD"), audio Compact Disc ("CD") and other digital publishing media.

4. Sonic is informed and believes and based thereon alleges that Defendant Spruce Technologies, Inc. ("Spruce") is a California corporation with its principal place of business at 1054 South De Anza Blvd., San Jose, California.

5. Defendant Kirk E. Paulsen ("Paulsen") was first employed by Sonic on August 12, 1991. He occupied a number of positions with Sonic, most recently as Vice President for European Operations, in which capacity he was employed by Sonic from mid-1996 to October 22, 1999. Sonic is informed and believes and based thereon alleges that Paulsen is a resident of the State of California, and that Paulsen became Spruce's Vice President of Sales on or about October 23, 1999.

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<PAGE>

SPRUCE HAS INFRINGED SONIC'S COPYRIGHTS IN DVDIT!

6. Sonic's DVDit! software was the first application for DVD authoring targeted at nonprofessional users, including consumers, videographers, and corporate video producers.

7. In addition to conventional retail sales to end users, DVDit! is bundled with major video editing, capture, encoding and media production systems produced by a number of other companies who purchase DVDit! from Sonic and include it with their products. These customers are commonly referred to as original equipment manufacturer ("OEM") customers.

8. DVDit! contains a substantial amount of material wholly original with Sonic and is copyrightable subject matter under the laws of the United States. Sonic has complied in all respects with the Copyright Act of 1976, 17 U.S.C.(S)101 et seq., and all other laws governing copyright, and has applied to the Register of Copyrights in order to obtain a Certificate of Registration for versions 1.0.1, 1.1, and 2.0 of DVDit!. True and correct copies of these applications are attached hereto as Exhibit A.

9. Since DVDit! was developed, Sonic has placed a copyright notice on all copies of DVDit! that it has produced or licensed. Any copies of DVDit! published by Sonic or under Sonic's authority or license, have been published in strict conformity with the provisions of the Copyright Act of 1976, 17 U.S.C.(S)101, et seq., and all other laws governing copyright.

10. Since the development of DVDit!, Sonic has been and still is the sole proprietor of all of its rights, title and interest in and to the copyrights in DVDit!.

11. DVDit! differs substantially from the prior professional DVD authoring applications marketed by both Sonic and Spruce. DVDit! is a next-generation DVD authoring application that combines a rich set of features with ease-of-use, making DVD production approachable to nonprofessional users, including consumers, videographers, and corporate video producers. Specifically, DVDit! allows a user to gather media assets, including but not limited to video segments, audio segments, and still images, and produce an interactive presentation from those assets without the type of detailed, labor-intensive pre-

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production planning that previous-generation authoring applications require. DVDit!'s unique functionality is enabled by and implemented in original source and object code, and by an original graphical user interface ("GUI").

12. Defendant Spruce was and is also engaged in the business of manufacturing solutions for DVD publishing. Spruce is a competitor of Sonic.

13. Sonic is informed and believes and based thereon alleges that, sometime during 1999, Spruce acquired a copy of DVDit!.

14. Sonic is informed and believes and based thereon alleges that Spruce acquired a copy of DVDit! so that it could unlawfully use, reverse engineer and/or copy DVDit! or portions thereof to develop a product or products that Spruce would attempt to market in competition with Sonic products.

15. Sonic is informed and believes and based thereon alleges that Spruce knowingly and willfully copied DVDit! or portions thereof with the specific purpose of duplicating this software and infringing Sonic's copyrights relating to DVDit!.

16. Sonic is informed and believes and based thereon alleges that by copying DVDit! or portions thereof, Spruce has developed at least one product, SpruceUp, that is identical to, substantially similar to, or derived from DVDit! or portions thereof in its expressive elements, including but not limited to its GUI, as well as in various other respects.

17. Sonic is informed and believes and based thereon alleges that by copying DVDit! or portions thereof, Spruce has incorporated or intends to incorporate into its existing products software or portions thereof that are identical or substantially similar to DVDit! in their expressive elements.

PAULSEN AND SPRUCE HAVE MISAPPROPRIATED SONIC'S TRADE SECRETS AND OTHER CONFIDENTIAL INFORMATION

18. Paulsen signed a Sonic Solutions Invention and Confidential Information Agreement on or about August 13, 1993 (the "Agreement"), a true and correct copy of which is attached as Exhibit B.

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19. In that Agreement, Paulsen agreed not to use or disclose any confidential information obtained by virtue of his employment by Sonic, except as required by his duties to Sonic. Paragraph 6 of the Agreement defines "confidential information" as "information disclosed to [Paulsen] or known to me as a consequence of or through my employment by ... [Sonic], whether or not related to [Paulsen's] duties at [Sonic], and includes trade secrets or any other like information of value relating to the business and/or field of interest of [Sonic]."

20. All other Sonic employees signed the same or similar Agreements with Sonic.

21. The confidential information Paulsen obtained by virtue of his employment by Sonic included but was not limited to information concerning the experience, skills, and compensation of Sonic employees, sales and marketing plans and strategies, and product development plans and strategies.

22. On or about October 8, 1999, Paulsen participated in a sales and marketing strategy meeting at Sonic (the "sales and strategy meeting"). Since Paulsen was based in London, Sonic obtained tickets for him to travel to San Francisco to attend the meeting.

23. The topics at the sales and strategy meeting included the reorganization of the sales groups, upcoming product introductions and sales initiatives, strategic plans, and product research and development plans. During that meeting, the group discussed in detail Sonic's progress with DVDit!, including specific information concerning which companies Sonic had approached as potential OEM customers for DVDit!, the status of each such customer and a projection of the revenues that were estimated to derive from such customers. Sonic is informed and believes and based thereon alleges that Paulsen left the sales and strategy meeting to meet with representatives of Spruce concerning employment with Spruce.

24. On or about October 17, 1999, Paulsen informed Sonic of his intention to terminate his employment and to join Spruce.

25. Subsequent to the termination of Paulsen's duties at Sonic on or about October 22, 1999, there remained no context in which he was permitted to use or disclose the confidential information he received during his employment at Sonic.

<PAGE>

26. On or about November 1, 1999, after Paulsen had resigned from employment by Sonic, Sonic reminded him of his duties under the Agreement by letter from attorney James R. Knox. A true and correct copy of that letter is attached as Exhibit C.

27. Sonic is informed and believes and based thereon alleges that in late 1999, Spruce pursued an aggressive hiring campaign targeting key Sonic employees. Several employees in Sonic's software engineering and engineering quality assurance groups were approached by recruiters acting on behalf of Spruce.

28. Sonic is informed and believes and based thereon alleges that Spruce's employee raiding was undertaken with knowledge that the plaintiff's ability to compete would be harmed by those practices.

29. Sonic is informed and believes and based thereon alleges that Spruce's recruiting efforts made use of highly confidential information regarding the job duties, salaries, and past performance ratings of Sonic employees.

30. Sonic is informed and believes and based thereon alleges that Spruce's recruiters claimed that a Sonic employee would earn 30% to 40% more with Spruce than he or she was then earning with Sonic, even though the employee had not yet described to the recruiter his job duties, experience, or other information needed to assess the employee's value. Because Spruce could not reasonably make such an offer without confidential information regarding Sonic's employee salaries, abilities, and experience, Sonic is informed and believes and based thereon alleges that Spruce obtained confidential information from Paulsen, who had recently been hired by Spruce.

31. On or about January 5, 2000, Sonic complained about Spruce's employee raiding by letter from attorney James R. Knox to Spruce President and CEO, Dr. Hiromu Soga. A true and correct copy of that letter is attached as Exhibit D.

32. Sonic is informed and believes and based thereon alleges that on or about the date of his arrival at Spruce, Paulsen conveyed to Spruce management information concerning the development, sales and marketing plans of Sonic concerning DVDit!, as well as information concerning Sonic's progress with various actual and potential OEM

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<PAGE>

customers. Sonic is informed and believes and based thereon alleges that Spruce management either knew or should have known that this was confidential information of Sonic.

33. Sonic is informed and believes and based thereon alleges that while Spruce previously maintained only a limited development effort to produce products to compete with DVDit!, shortly after Paulsen's arrival and based on his knowledge Spruce initiated a "crash" project to develop a product competitive with DVDit!. Sonic is informed and believes and based thereon alleges that this "crash" project led directly to Spruce's need to hire additional staff, and led directly to the attempted employee raiding and copying of DVDit! earlier described.

34. Sonic is informed and believes and based thereon alleges that Spruce controlled, directed and supervised Paulsen since at least the date that he became Spruce's Vice President of Sales, and was responsible during that period for Paulsen's actions.

35. The natural, probable and foreseeable result of the aforesaid conduct of the defendants has been and will continue to be to deprive Sonic of business and the licensing of DVDit!, to deprive Sonic of goodwill, to injure Sonic's relations with prospective customers, and to impose substantial expenses on Sonic to counteract the aforesaid conduct.

SONIC HAS BEEN FURTHER INJURED BY DEFENDANTS' CONDUCT

36. Sonic is informed and believes and based thereon alleges that at least at the National Association of Broadcasters ("NAB") trade show in April, 2000, defendants willfully, without justification, and without privilege communicated to other persons false and disparaging statements, including that Sonic's demonstrations at NAB and other trade shows did not feature actual software, but merely "a PowerPoint presentation" or other mockup of potential software; that Sonic's software did not output video files (including MPEG files) that complied with the applicable standards; and that Sonic was abandoning its professional product line in favor of DVDit!.

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37. Sonic is informed and believes and based thereon alleges that Spruce has received and used Sonic's confidential information, including by revealing or claiming to reveal proprietary information about the inner workings of Sonic's products.

38. Sonic is informed and believes and based thereon alleges that it has lost or will lose license revenues for its DVDit! software, and has sustained or will sustain damages as a result of the defendants' aforesaid wrongful conduct and their marketing of SpruceUp and any other any infringing products. The defendants' aforesaid wrongful conduct has also deprived and will continue to deprive Sonic of opportunities for expanding its goodwill. Moreover, Sonic is informed and believes and based thereon alleges that Spruce intends to market its infringing products at lower license fees than those Sonic must charge for DVDit!, which will artificially erode the price that potential customers will be willing to pay for DVDit!.

39. Spruce has been unjustly enriched by its copying, use and marketing of works derived from DVDit!.

40. Sonic is informed and believes and based thereon alleges that unless enjoined by this Court, Spruce intends to continue its course of conduct, and to wrongfully use, infringe upon, sell, license, and otherwise profit from DVDit! and works derived therefrom. As a direct and proximate result of the acts of the defendants alleged above, Sonic has already suffered irreparable damage and has sustained lost profits. Sonic has no adequate remedy at law to redress all of the injuries the defendants have caused and intend to cause by their conduct. Sonic will continue to suffer irreparable damage and to sustain lost profits until the defendants' actions alleged above are enjoined by this Court.

FIRST CAUSE OF ACTION COPYRIGHT INFRINGEMENT

17 U.S.C. (S)(S). 101 et seq.
Against Spruce

41. Sonic incorporates by reference each and every allegation set forth in Paragraphs 1 through 40, inclusive.

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<PAGE>

42. By means of the actions complained of herein, Spruce has infringed and will continue to infringe Sonic's copyrights in and relating to DVDit!, by producing, distributing, and placing upon the market products or portions thereof that were copied from or are derivative works of Sonic's copyrighted DVDit! application.

43. Sonic is entitled to an injunction restraining Spruce, its officers, agents and employees, and all persons acting in concert with them, from engaging in further such acts in violation of the copyright laws.

44. Sonic is further entitled to recover from Spruce the damages it has sustained and will sustain as a result of Spruce's violations of the copyright laws. The amount of such damages cannot be determined at this time. Sonic is further entitled to recover from Spruce the gains, profits and advantages it obtained as a result of its wrongful acts as hereinabove alleged. Sonic at present is unable to ascertain the full extent of the gains, profits, and advantages Spruce has obtained by reason of its aforesaid acts of copyright infringement.

SECOND CAUSE OF ACTION
MISAPPROPRIATION OF TRADE SECRETS

California Civil Code (S).(S). 3426 et seq.
Against All Defendants

45. Sonic incorporates by reference each and every allegation set forth in Paragraphs 1 through 40, inclusive.

46. Sonic is informed and believes and based thereon alleges that Paulsen possessed information that is not generally known to the public or to other persons who can obtain economic value from its disclosure or use, is the subject of efforts by Sonic to maintain its secrecy, and derives independent economic value from not being generally known, such information constitutes "trade secrets" under California Civil Code (S). 3426.1.

47. Sonic is informed and believes and based thereon alleges that Spruce misappropriated Sonic's trade secrets by acquiring those trade secrets when it knew or should have known that the trade secrets were being acquired from an individual or entity who owed a duty to Sonic to maintain the secrecy of its trade secrets or to limit their use, or who

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acquired Sonic's trade secrets under circumstances giving rise to a duty to maintain their secrecy or limit their use, and by disclosing or using Sonic's trade secrets without its express or implied consent.

48. Sonic is entitled to an injunction restraining defendants and each of them, their officers, agents, employees, and all persons acting in concert with them, from engaging in further such unlawful acts and from reaping any additional commercial advantage from their misappropriation of Sonic's trade secrets.

49. Sonic is entitled to recover from the defendants and each of them the damages sustained by it as a result of defendants' misappropriation of trade secrets. The amount of such damages cannot be determined at this time. Sonic is further entitled to recover from defendants and each of them the gains, profits, advantages, and unjust enrichment they have obtained as a result of their wrongful acts as hereinabove alleged. Sonic is at present unable to ascertain the full extent of these gains, profits, advantages and unjust enrichment. However, Sonic is informed and believes and based thereon alleges that the damages sustained by Sonic and gains, profit and unjust enrichment obtained by each defendant as a result of their wrongful acts exceed $20,000.

50. Defendants' acts of misappropriation were both willful and malicious, and therefore Sonic is entitled to exemplary damages against each such defendant.

THIRD CAUSE OF ACTION
BREACH OF CONTRACT

Against Paulsen

51. Sonic incorporates by reference each and every allegation set forth in Paragraphs 1 through 40, inclusive.

52. Sonic's Agreement with Paulsen constituted a valid and enforceable contract. 53. Sonic is informed and believes and based thereon alleges that Paulsen breached the Agreement by actions including but not limited to: disclosing to Spruce confidential information that belongs to Sonic, including but not limited to information about the marketing and development of DVDit!; engaging in business on behalf of Spruce while in the

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employ of Sonic; soliciting and hiring other Sonic employees to work for Spruce either before or after the termination of his employment with Sonic, or both; and using Sonic's confidential employee information to raid Sonic's employees and entice them to work for Spruce.

54. Sonic has performed or been excused from performing all obligations under the Agreement, and all conditions precedent, if any, to Paulsen's obligations under pertinent provisions of the Agreement have been satisified.

55. By reason of the foregoing acts and conduct of Paulsen, Sonic is entitled to recover from Paulsen the damages sustained by it as a result of Paulsen's breach of contract. The amount of such damages cannot be determined at this time.

56. By reason of the foregoing acts and conduct of the defendants, Paulsen is guilty of oppression, fraud or malice, and therefore Sonic is entitled to exemplary damages.


FOURTH CAUSE OF ACTION
INTENTIONAL INTERFERENCE WITH CONTRACTUAL RELATIONS

Against All Defendants

57. Sonic incorporates by reference each and every allegation set forth in Paragraphs 1 through 40, inclusive.

58. Sonic's Agreements with Paulsen and other employees constituted valid and enforceable contracts.

59. Defendants and each of them knew or should have known of the existence of these contracts at all relevant times.

60. Sonic is informed and believes and based thereon alleges that Spruce wrongfully, intentionally, and without justification caused and persuaded Paulsen to breach the Agreement.

61. Sonic is informed and believes and based thereon alleges that defendants and each of them wrongfully, intentionally, and without justification attempted to cause and persuade other Sonic employees to breach their Agreements.

62. By reason of the foregoing acts and conduct of the defendants, Sonic is entitled to recover from defendants and each of them the damages sustained by it as a result of

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defendants' intentional interference with Sonic's contractual relations. The amount of such damages cannot be determined at this time. Sonic is further entitled to recover from defendants and each of them the gains, profits, advantages, and unjust enrichment it has obtained as a result of its wrongful acts as hereinabove alleged. Sonic is at present unable to ascertain the full extent of these gains, profits, advantages and unjust enrichment.

63. By reason of the foregoing acts and conduct of the defendants, Spruce is guilty of oppression, fraud or malice, and therefore Sonic is entitled to exemplary damages.

FIFTH CAUSE OF ACTION
BREACH OF FIDUCIARY DUTY

Against Paulsen

64. Sonic incorporates by reference each and every allegation set forth in Paragraphs 1 through 40, inclusive.

65. Defendant Paulsen, entrusted with Sonic's trade secrets and other confidential information and contractually bound by a confidentiality agreement, owed Sonic a fiduciary duty to act in the utmost good faith toward Sonic, not take unfair advantage of it, and not disclose or misuse any of Sonic's confidential, proprietary or trade secret information.

66. Sonic has performed all obligations owed to defendant Paulsen.

67. Sonic is informed and believes and based thereon alleges that Paulsen knowingly and intentionally breached his fiduciary duties to Sonic by, among other actions: recruiting Sonic employees on behalf of Spruce while employed by Sonic; using Sonic's confidential information, including customer and prospective customer lists, product pricing information, product development information, and information on the salaries, abilities, and experiences of Sonic employees, including to recruit Sonic employees for Spruce; disclosing Sonic's confidential information to Spruce; failing to inform Sonic of the intention of other employees to leave Sonic and join Spruce and Spruce's intentions toward Sonic; and soliciting Sonic customers on behalf of Spruce.

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68. As a result of these breaches of duty by Paulsen, Sonic has suffered and will continue to suffer the loss of profits and goodwill, and defendants have been unjustly enriched by their use of Sonic's confidential information in violation of the rights of Sonic.

69. Sonic is entitled to an injunction restraining Paulsen, his agents, employees, and all persons acting in concert with him, from further breaching his fiduciary duties. Sonic has already suffered irreparable harm from the conduct of Paulsen, and Sonic will continue to suffer irreparable harm until his actions alleged above are enjoined by this Court.

70. Sonic is entitled to recover from Paulsen the damages sustained by it as a result of his breaches of his fiduciary duties. The amount of such damages cannot be determined at this time. Sonic is further entitled to recover from Paulsen the gains, profits, advantages, and unjust enrichment he has obtained as a result of these breaches. Sonic is at present unable to ascertain the full extent of these gains, profits, advantages and unjust enrichment.

SIXTH CAUSE OF ACTION
BREACH OF OBLIGATIONS UNDER CALIFORNIA LABOR CODE

Against Paulsen

71. Sonic incorporates by reference each and every allegation set forth in Paragraphs 1 through 40, inclusive.

72. By engaging in the conduct alleged above, defendant Paulsen has breached his obligations under California Labor Code sections 2854, 2856, 2860, 2863 and 2865.

73. Sonic is entitled to an injunction restraining Paulsen, his agents, employees, and all persons acting in concert with him, from further breaching his obligations under the California Labor Code. Sonic has already suffered irreparable harm from the conduct of Paulsen, and Sonic will continue to suffer irreparable harm until his actions alleged above are enjoined by this Court.

74. Sonic is entitled to recover from Paulsen the damages sustained by it as a result of his breaches of his obligations under the California Labor Code. The amount of such damages cannot be determined at this time. Sonic is further entitled to recover from Paulsen the gains, profits, advantages, and unjust enrichment he has obtained as a result of these

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breaches. Sonic is at present unable to ascertain the full extent of these gains, profits, advantages and unjust enrichment.


SEVENTH CAUSE OF ACTION
FALSE ADVERTISING OR PROMOTION UNDER SECTION 43(a)
OF THE LANHAM ACT

15 U.S.C. (S). 1125(a)
Against Spruce


75. Sonic incorporates by reference each and every allegation set forth in Paragraphs 1 through 40, inclusive.

76. Sonic is informed and believes and based thereon alleges that Spruce has made false or misleading representations of fact that misrepresent the nature, characteristics, or qualities of its own and Sonic's goods, services, and/or commercial activities in its commercial advertising and/or promotion.

77. Sonic is entitled to recover from Spruce the damages sustained by it as a result of Spruce's wrongful acts as hereinabove alleged. The amount of such damages cannot be determined at this time. Sonic is further entitled to recover from Spruce the gains, profits, and advantages it has obtained as a result of their wrongful acts as hereinabove alleged.

78. The conduct of defendants was and is fraudulent, oppressive, malicious, and in conscious disregard of the rights of Sonic, and Sonic is therefore entitled to punitive damages against each such defendant.


EIGHTH CAUSE OF ACTION
TRADE LIBEL

Against All Defendants


79. Sonic incorporates by reference each and every allegation set forth in Paragraphs 1 through 40, inclusive.

80. Sonic is informed and believes and based thereon alleges that defendants have made false statements disparaging Sonic and its business goods.


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81. Sonic is informed and believes and based thereon alleges that defendants' false and disparaging statements were made with knowledge of their falsity or with reckless disregard for their truth or falsity.

82. As a proximate result of defendant's publication of the statements, prospective customers have been deterred from buying plaintiff's above-described business goods and from otherwise dealing with plaintiff, and plaintiff has thereby suffered injury to his business and pecuniary loss in an amount that cannot be determined at this time.

83. The conduct of defendants was and is fraudulent, oppressive, malicious, and in conscious disregard of the rights of Sonic, and Sonic is therefore entitled to punitive damages against each such defendant.

NINTH CAUSE OF ACTION
TORTIOUS INTERFERENCE WITH PROSPECTIVE BUSINESS ADVANTAGE

Against Spruce

84. Sonic incorporates by reference each and every allegation set forth in Paragraphs 1 through 40, inclusive.

85. Sonic had and has advantageous business relationships with its customers, including but not limited to OEMs who sell Sonic's software with their devices, distributors, resellers, and end-user consumers.

86. Spruce has been and is aware of these business relationships and of the prospective advantage to be gained by Sonic as a result of them.

87. Spruce intentionally and wrongfully interfered with Sonic's business relationships and is continuing such interference by positioning its SpruceUp software as a replacement for Sonic's DVDit! software in a manner intentionally designed to disrupt Sonic's business and damage Sonic. Spruce has acted wrongfully in using trade secrets, confidential information, and copyrighted expression gained from Sonic, and in disparaging Sonic and its products.

-15-

[[1]]FINEDG:[87708.TX]00019.PIP   EDGAR only   EDG: 12-DEC-2000 01:05   BLK: 00-000-0000 00:00
[[1]]SONIC SOLUTIONS   FORM 8-K   R.R. Donnelley   (415) 296-7071   969   V3.1

<PAGE>

88. Sonic is entitled to an injunction restraining Spruce, its officers, agents, employees, and all persons acting in concert with them from engaging in further such unlawful conduct.

89. Sonic is entitled to recover from defendants and each of them the damages sustained by it as a result of Spruce's ongoing tortious interference with Sonic's prospective business advantage. The amount of such damages cannot be determined at this time. Sonic is further entitled to recover from defendants and each of them the gains, profits, and advantages they have obtained as a result of their wrongful acts as hereinabove alleged. Sonic is at present unable to ascertain the full extent of these gains, profits, and advantages.

90. The conduct of defendants and each of them was and is fraudulent, oppressive, malicious, and in conscious disregard of the rights of Sonic, and Sonic is therefore entitled to punitive damages against each such defendant.

TENTH CAUSE OF ACTION
UNFAIR COMPETITION

California Business & Professions Code (S)(S) 17200 et seq.
Against Spruce

91. Sonic incorporates by reference each and every allegation set forth in Paragraphs 1 through 40, inclusive.

92. Spruce's aforesaid conduct constitutes unfair, unlawful, and fraudulent business practices in violation of California Business and Professions Code (S) 17200 et seq.

93. These wrongful acts have proximately caused and will continue to cause Sonic substantial injury, including loss of customers, dilution of its goodwill, confusion of potential customers, injury to its reputation, and diminution in value of its confidential information and other proprietary data.

94. Sonic is entitled to an injunction restraining Spruce, its officers, agents, employees, and all persons acting in concert with them from engaging in further such unlawful conduct.

-16-

<PAGE>

95.   Sonic is entitled to recover from Spruce the damages sustained by
it as a result of Spruce's wrongful acts as hereinabove alleged. The amount of
such damages cannot be determined at this time. Sonic is further entitled to
recover from Spruce the gains, profits, and advantages it has obtained as a
result of its wrongful acts as hereinabove alleged. Sonic is at present unable
to ascertain the full extent of these gains, profits, and advantages, but Sonic
is informed and believes and based thereon alleges that Spruce has obtained such
gains, profits, and advantages in an amount exceeding $20,000.

96.   The conduct of defendants was and is fraudulent, oppressive,
malicious, and in conscious disregard of the rights of Sonic, and Sonic is
therefore entitled to punitive damages against each such defendant.

ELEVENTH CAUSE OF ACTION
COMMON LAW UNFAIR COMPETITION

Against Spruce

97.   Sonic incorporates by reference each and every allegation set forth
in Paragraphs 1 through 40, inclusive.

98.   Spruce, in the course of its business activities, has engaged in
unfair competition by engaging in the conduct alleged herein.

99.   The acts alleged herein have provided Spruce with an improper and
unfair competitive advantage in the marketing and sale of competing products,
and otherwise constitute unfair competition under the common law of the State of
California.

100. As a proximate result of Spruce's actions, Sonic has been damaged
in an amount to be proved at trial.

101. Sonic is entitled to recover from Spruce the damages sustained by
it as a result of Spruce's wrongful acts as hereinabove alleged. The amount of
such damages cannot be determined at this time. Sonic is further entitled to
recover from Spruce the gains, profits, and advantages it has obtained as a
result of their wrongful acts as hereinabove alleged. Sonic is at present unable
to ascertain the full extent of these gains, profits, and advantages,

[[1]]FINEDG:[87708.TX]00021.PIP   EDGAR only   EDG: 12-DEC-2000 01:06   BLK: 00-000-0000 00:00
[[1]]SONIC SOLUTIONS   FORM 8-K   R.R. Donnelley   (415) 296-7071   969   V3.1

<PAGE>

but Sonic is informed and believes and based thereon alleges that Spruce has obtained such gains, profits, and advantages in an amount exceeding $20,000.

102. The conduct of defendants was and is fraudulent, oppressive, malicious, and in conscious disregard of the rights of Sonic, and Sonic is therefore entitled to punitive damages against each such defendant.


TWELFTH CAUSE OF ACTION
CIVIL CONSPIRACY

Against All Defendants


103. Sonic incorporates by reference each and every allegation set forth in Paragraphs 1 through 40, inclusive.

104. Sonic is informed and believes and based thereon alleges that defendants conspired with each other to improperly solicit Sonic's employees, customers and prospective customers, and to misappropriate and use Sonic's trade secrets and confidential and proprietary information to interfere with Sonic's prospective business advantage for their own profit and gain, all to the detriment of Sonic.

105. Sonic is entitled to recover from defendants and each of them the damages sustained by it as a result of defendants wrongful acts as hereinabove alleged. The amount of such damages cannot be determined at this time. Sonic is further entitled to recover from defendants and each of them the gains, profits, and advantages they have obtained as a result of their wrongful acts as hereinabove alleged. Sonic is at present unable to ascertain the full extent of these gains, profits, and advantages, but Sonic is informed and believes and based thereon alleges that each defendant has obtained such gains, profits, and advantages in an amount exceeding $20,000.

106. The conduct of defendants and each of them was and is fraudulent, oppressive, malicious, and in conscious disregard of the rights of Sonic, and Sonic is therefore entitled to punitive damages against each such defendant.


PRAYER FOR RELIEF


WHEREFORE, Sonic prays for judgment against the defendants as follows:


-18-


<PAGE>

1.   That Spruce be held to have infringed Sonic's copyrights in DVDit!.

2.   That defendants each be held to have misappropriated Sonic's trade secrets.

3.   That Paulsen be held to have breached his Invention and Confidential Information Agreement with Sonic.

4.   That Spruce be held to have intentionally interfered with and induced Paulsen's breach of his Agreement with Sonic, and that defendants each be held to have intentionally interfered with and attempted to induce other Sonic employees to breach their Agreements.

5.   That Paulsen be held to have breached his fiduciary duties to Sonic.

6.   That Paulsen be held to have breached his obligations to Sonic under California Labor Code sections 2854, 2856, 2860, 2863, and 2865.

7.   That Spruce be held to have engaged in false advertising and promotion in violation of section 43(a) of the Lanham Act.

8.   That defendants each be held to have committed trade libel by their disparagement of Sonic and its goods.

9.   That Spruce be held to have tortiously interfered with Sonic's prospective business advantage.

10.   That Spruce be held to have committed unfair, unlawful and fraudulent business practices in violation of California Business and Professions Code, Section 17200 et seq.

11.   That Spruce be held to have engaged in unfair competition under California common law.

12.   That defendants each be held to have engaged in civil conspiracy.

13.   That Spruce, its directors, officers, agents, servants, employees, and all other persons in active concert or privity or in participation with them, be enjoined from directly or indirectly infringing Sonic's copyrights in its DVDit! or continuing to market, offer, sell, dispose of, license, lease, transfer, display, advertise, reproduce, develop or manufacture any works derived or copied from DVDit! or to participate or assist in any such activity.

14.   That Spruce be enjoined to recall from all distributors, wholesalers, jobbers, dealers, retailers, customers and distributors, and all others known to Spruce any originals,

-19-

<PAGE>

copies, facsimiles, or duplicates of any works shown by the evidence to infringe any Sonic copyright.

     15.   That Spruce be enjoined to deliver upon oath, for destruction pursuant to judgment herein, all originals, copies, facsimiles, or duplicates of any work shown by the evidence to infringe any Sonic copyright.

     16.   That Spruce be required to file with the Court and to serve on Sonic, within 30 days after service of the Court's order as herein prayed, a report in writing under oath setting forth in detail the manner and form in which it has complied with the Court's order.

     17.   That judgment be entered for Sonic against Spruce, for Sonic's actual damages according to proof, and for any additional profits attributable to infringements of Sonic's copyrights, in accordance with proof.

     18.   That judgment be entered for Sonic and against Spruce for statutory damages based upon its acts of infringement, pursuant to the Copyright Act of 1976, 17 U.S.C.(S)(S)101 et seq.

     19.   That Spruce, its directors, officers, agents, servants, employees, and all other persons in active concert or privity or in participation with them, be enjoined from directly or indirectly misappropriating Sonic's trade secrets, or from reaping any additional commercial advantage from such misappropriation.

     20.   That Paulsen, his agents, servants, employees, and all other persons in active concert or privity or in participation with him, be enjoined from further breaching his fiduciary duties to Sonic.

     21.   That Paulsen, his agents, servants, employees, and all other persons in active concert or privity or in participation with him, be enjoined from further breaching his obligations under the California Labor Code.

     22.   That Spruce, its directors, officers, agents, servants, employees, and all other persons in active concert or privity or in participation with them, be enjoined from directly or indirectly interfering with Spruce's prospective business advantage.

[[1]]FINEDG:[87708.TX]00024.PIP   EDGAR only   EDG: 12-DEC-2000 01:08   BLK: 00-000-0000 00:00
[[1]]SONIC SOLUTIONS   FORM 8-K   R.R. Donnelley   (415) 296-7071   969   V3.1

<PAGE>

23.   That Spruce, its directors, officers, agents, servants, employees, and all other persons in active concert or privity or in participation with them, be enjoined from directly or indirectly engaging in unfair, unlawful and fraudulent business practices.

24.   That defendants each be required to account for all gains, profits, and advantages derived from their acts of infringement and for their other violations of law.

25.   That all gains, profits, and advantages derived by defendants from their acts of infringement and other violations of law be deemed to be in constructive trust for the benefit of Sonic.

26.   That judgment be entered for Sonic and against Spruce, for trebling of the damages awarded.

27.   That Sonic be awarded punitive and exemplary damages against defendants.

28.   That Sonic have judgment against defendants for its costs and attorneys' fees.

29.   That the Court grant such other, further, and different relief as the Court deems proper under the circumstances.

DATED: December 5, 2000   Respectfully submitted,

                                         HELLER EHRMAN WHITE & McAULIFFE LLP

                                         By /s/ Stanley Young
                                            ----
                                            STANLEY YOUNG
                                            Attorneys for Plaintiff
                                            SONIC SOLUTIONS

                        -21-

<PAGE>

DEMAND FOR JURY TRIAL

   Plaintiff hereby demands a trial by jury of all issues triable by a
jury.

DATED: December 5, 2000   Respectfully submitted,

               HELLER EHRMAN WHITE & McAULIFFE LLP

               By /s/ Stanley Young

               STANLEY YOUNG
               Attorneys for Plaintiff
               SONIC SOLUTIONS

[[1]]FINEDG:[87708.TX]00026.PIP   EDGAR only   EDG: 12-DEC-2000 00:07   BLK: 00-000-0000 00:00
[[1]]SONIC SOLUTIONS   FORM 8-K   R.R. Donnelley   (415) 296-7071   13546 V3.1

<PAGE>

EXHIBIT A

[Heller Ehrman Attorneys Letterhead]

November 28, 2000   Sheila N. Weinberger
                                                   sweinberger@hewm.com
                                                        (650) 324-7115
                                                   Main (650) 324-7000
                                                   Fax (650) 324-0638

                                                       14050-0017

Register of Copyrights
Library of Congress
Department 100
Washington D.C. 20540

Re: Copyright Application for Computer Program and Request for Expedited
        Registration

Dear Registrar:

        Please find enclosed a Form TX Application for a work entitled, "DVDit!
1.1 LE". The claim contains trade secrets and we have therefore enclosed
identifying portions of the program which do not include any trade secret
information (first 11 pages and last 12 pages of source code). Also enclosed is
the entire CD-Rom package including the computer program and the User Manual.

        I would like to request that this application be expedited to
registration due to impending copyright infringement litigation.

        A check in the amount of $530.00 made payable to the "Register of
Copyrights" is enclosed for the filing fees.

        I certify that the above information in this request for expedited
registration is correct to the best of my personal knowledge.

        Thank you for your attention to this matter. Please do not hesitate to
contact me if you have any questions concerning this matter.

                                Very truly yours,

                                /s/ Sheila N. Weinberger
                                Sheila N. Weinberger

Enclosures

[[1]]FINEDG:[87708.TX]00027.PIP   EDGAR only   EDG: 12-DEC-2000 14:58   BLK: 00-000-0000 00:00
[[1]]SONIC SOLUTIONS   FORM 8-K   R.R. Donnelley   (415) 296-7071   68539 V3.1

<PAGE>

<TABLE>
<CAPTION>
<S> <C>   <C>
                                                        FORM TX   [LOGO]
                                                        For a Nondramatic Literary Work
                                                        UNITED STATES COPYRIGHT OFFICE

                                                        Registration Number

                                                            TX   TXU

                                                        EFFECTIVE DATE OF REGISTRATION

                                                          Month   Day   Year
                                                        ----

      DO NOT WRITE ABOVE THIS LINE. IF YOU NEED MORE SPACE, USE A SEPARATE CONTINUATION SHEET
==
1 TITLE OF THIS WORK:
   DVDit! 1.01. LE

   PREVIOUS OR ALTERNATIVE TITLES:

   PUBLICATION AS A CONTRIBUTION If this work was published as a contribution to
   a periodical, serial, or collection, give information about the collective
   work in which the contribution appeared.   Title of collective work:

   If published in a periodical or serial give: Volume: Number: Issue Date: On Pages:

==
NOTE Under the law, the "author" of a "work made for hire" is generally the employer, not the
employee (see instructions). For any part of this work that was "made for hire" check "Yes" in the
space provided, give the employer (or other person for whom the work was prepared) as "Author" of
that part, and leave the space for dates of birth and death blank.

2 NAME OF AUTHOR:
 a Sonic Solutions

   Was this contribution to the work a   AUTHOR'S NATIONALITY OR DOMICILE
   "work made for hire"?   Name of Country
          [X] Yes   OR {Citizen of:_____
          [_] No   {Domiciled in: USA
                                                _____

   DATES OF BIRTH AND DEATH
   Year Born: Year Died:

   WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK
   Anonymous?   [_] Yes [X] No   If the answer to either of these questions is
   Pseudonymous?   [_] Yes [X] No   "Yes", see detailed instructions.

   NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which
                        copyright is claimed:
    entire computer program and text of user's manual

   NAME OF AUTHOR:
 b

   Was this contribution to the work a   AUTHOR'S NATIONALITY OR DOMICILE
   "work made for hire"?   Name of Country
          [_] Yes   OR {Citizen of:_____
          [_] No   {Domiciled in:
                                                _____

   DATES OF BIRTH AND DEATH
   Year Born: Year Died:

   WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK
   Anonymous?   [_] Yes [_] No   If the answer to either of these questions is

Pseudonymous?   [_] Yes [_] No   "Yes", see detailed instructions.

NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which
                      copyright is claimed:

==
NAME OF AUTHOR:
c

Was this contribution to the work a   AUTHOR'S NATIONALITY OR DOMICILE
"work made for hire"?   Name of Country
         [_] Yes   OR {Citizen of:_____
         [_] No   {Domiciled in:
                                                            _____

DATES OF BIRTH AND DEATH
Year Born: Year Died:

WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK
Anonymous?   [_] Yes [_] No   If the answer to either of these questions is
Pseudonymous?   [_] Yes [_] No   "Yes", see detailed instructions.

NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which
                      copyright is claimed:
==
3 YEAR IN WHICH CREATION OF THIS WORK WAS COMPLETED
a   1999   :Year   This information must be given in all cases
   ----
b DATE AND NATION OF FIRST PUBLICATION OF THIS PARTICULAR WORK
  Complete this information
  ONLY if this work   Month: September Day: 24 Year: 1999
  has been published   ----------   ----   ------
                           USA
                           -------------------------------------- Nation
==
4 See instructions before completing this space

   COPYRIGHT CLAIMANT(S) Name and address must be given even if the claimant is the same as
   the author given in space 2.
     Sonic Solutions
     101 Rowland Way
     Novato, CA 94945

   TRANSFER If the claimant(s) named here in space 4 is (are) different from the author(s) named in
   space 2, give a brief statement of how the claimant(s) obtained ownership of the copyright.:

DO NOT WRITE HERE OFFICE USE ONLY

APPLICATION RECEIVED

ONE DEPOSIT RECEIVED

TWO DEPOSITS RECEIVED

FUNDS RECEIVED

==
                                                        DO NOT WRITE HERE
MORE ON BACK: . Complete all applicable spaces (numbers 5-9) on the reverse side of this page.
               . See detailed instructions   . Sign the form at line 8.
                                                        Page 1 of __ pages

</TABLE>

[[1]]FINEDG:[87708.TX]00028.PIP   EDGAR only   EDG: 12-DEC-2000 12:29 BLK: 00-000-0000 00:00
[[1]]SONIC SOLUTIONS   FORM 8-K   R.R. Donnelley   (415) 296-7071   68539 V3.1

<PAGE>

<TABLE>
<CAPTION>
<S>   <C>
                                                   ===================================
                                                   EXAMINED BY   FORM TX

                                                   CHECKED BY

                                                   =====================
                                                   [_] CORRESPONDENCE   FOR
                                                       Yes   COPYRIGHT
                                                   =====================   USE
                                                                            ONLY
                                                   ===================================

        DO NOT WRITE ABOVE THIS LINE. IF YOU NEED MORE SPACE, USE A SEPARATE CONTINUATION SHEET.
===
PREVIOUS REGISTRATION Has registration for this work, or for an earlier version of this work,   5
already been made in the Copyright Office?
[_] Yes [X] No If your answer is "Yes," why is another registration being sought?
                (Check appropriate box.)
a. [_] This is the first published edition of a work previously registered in unpublished form.
b. [_] This is the first application submitted by this author as copyright claimant.
c. [_] this is a changed version of the work, as shown by space 6 on this application.
If your answer is "Yes", give: Previous Registration Number: Year of Registration:

===
See instructions before completing this space.
DERIVATIVE WORK OR COMPILATION   6
Preexisting Material Identify any preexisting work or works that this work is based on or   a
incorporates:

Material Added to This Work Give a brief, general statement of the material that has been added b
to this work and in which copyright is claimed.:

===
DEPOSIT ACCOUNT If the registration fee is to be charged to a Deposit Account established in   7
the Copyright Office, give name and number of Account.   a
  Name: Account Number:
     -------------------------   -----------------------------
===
CORRESPONDENCE Give name and address to which correspondence about this application   b
  should be sent. Name/Address/Apt/City/State/Zip:
  Sheila Weinberger
  Heller Ehrman White & McAuliffe
  525 University Avenue
  Palo Alto, CA 94301

Area Code and daytime telephone number: 650-324-7115

Email: sweinberger@hewm.com   Fax Number: 650-324-0638

===
CERTIFICATION*   1. The undersigned, hereby certify that I am the   8

                    Check only one: [_] author
                                     [_] other copyright claimant
                                     [_] owner of exclusive right(s)
                                     [X] authorized agent of Sonic Solutions
                                         ----
                               Name of author or other copyright claimant,
                               or owner of exclusive right(s)

of the work identified in this application and that the statements made
by me in this application are correct to the best of my knowledge.

Typed or printed name and date: If this application gives a date of publication in
space 3, do not sign and submit it before that date.

Sheila Weinberger   Date: November 27, 2000
---   --------------------------

```
================================================================================
       Handwritten signature(X):

       X    /s/ Sheila Weinberger
            ----------------------------------------------------------------


================================================================================
As of July 1, 1998, the filing fee for Form TX is $34.                          9
============================================================
. Complete all necessary spaces
. Sign your application in space 8
============================================================
1.  Application form
2.  Nonrefundable filing fee in check or money order payable to
    Registrar of Copyrights
3.  Deposit material
============================================================
Library of Congress
Copyright Office
101 Independence Avenue S.E.
Washington, D.C. 30699-8000
============================================================
Certificate will be mailed in window envelope to this address:
----------------------------------------------------------------
Name:
     Sheila Weinberger
     Heller Ehrman White & McAuliffe
----------------------------------------------------------------
Number/Street/Apt:
     525 University Avenue
----------------------------------------------------------------
City/State/Zip:
     Palo Alto, CA 94301
----------------------------------------------------------------


================================================================================
* 17 U.S.C. 506(e): Any person who unknowingly makes a false representation of a material fact in
the application for copyright registration provided for by section 408, or in any written
statement filed in connection with the application, shall be fined not more than $2,500.

June 1999-200,000
WES REV: June 1999
* U.S. GOVERNMENT PRINTING OFFICE: 1999-4554-879/49
</TABLE>
```

<PAGE>

[Heller Ehrman Attorneys Letterhead]

November 28, 2000   Sheila N. Weinberger
                                                     sweinberger@hewm.com
                                                          (650) 324-7115
                                                     Main (650) 324-7000
                                                     Fax (650) 324-0638

                                                          14050-0017

Register of Copyrights
Library of Congress
Department 100
Washington D.C. 20540

Re: Copyright Application for Computer Program and Request for Expedited
         Registration

Dear Registrar:

         Please find enclosed a Form TX Application for a work entitled, "DVDit!
1.1 SE". The claim contains trade secrets and we have therefore enclosed
identifying portions of the program which do not include any trade secret
information (first 11 pages and last 13 pages of source code). Also enclosed is
the entire CD-Rom package including the computer program and the User Manual.

         I would like to request that this application be expedited to
registration due to impending copyright infringement litigation.

         A check in the amount of $530.00 made payable to the "Register of
Copyrights" is enclosed for the filing fees.

         I certify that the above information in this request for expedited
registration is correct to the best of my personal knowledge.

         Thank you for your attention to this matter. Please do not hesitate to
contact me if you have any questions concerning this matter.

                                        Very truly yours,

                                        /s/ Sheila N. Weinberger
                                        Sheila N. Weinberger

Enclosures

<PAGE>

```
                                        FORM TX                    [LOGO]
                                        For a Nondramatic Literary Work
                                        UNITED STATED COPYRIGHT OFFICE
                                        -------------------------------------
                                        Registration Number


                                             TX          TXU
                                        -------------------------------------
                                        EFFECTIVE DATE OF REGISTRATION


                                          Month        Day       Year
                                        -------------------------------------
```

DO NOT WRITE ABOVE THIS LINE. IF YOU NEED MORE SPACE, USE A SEPARATE
CONTINUATION SHEET.
==
1   TITLE OF THIS WORK:
        DVDit! 1.1 SE

        PREVIOUS OR ALTERNATIVE TITLES:
        DVDit! 1.0.1 LE

        PUBLICATION AS A CONTRIBUTION If this work was published as a
        contribution to a periodical, serial, or collection, give information
        about the collective work in which the contribution appeared.
        Title of Collective Work:

        If published in a periodical or serial give:
                Volume: Number: Issue Date: On Pages:
==
NOTE
Under the law the "author" of a "work made for hire" is generally the employer,
not the employee (see instructions). For any part of this work that was "made
for hire" check "Yes" in the space provided, give the employer (or other person
for whom the work was prepared) as "Author" of that part, and leave the space
for dates of birth and death blank.

2   a   NAME OF AUTHOR: DATES OF BIRTH AND DEATH
         Sonic Solutions   Year Born: Year Died:

         Was this contribution   AUTHOR'S NATIONALITY   WAS THIS AUTHOR'S
         to the work a "work   OR DOMICILE   CONTRIBUTION TO THE WORK
         made for hire"?   Name of Country   If the answer to either
         [X] Yes   Citizen of: _____ of these questions is
         [ ] No   OR: "Yes," see detailed
                                      Domiciled in: USA instructions.
                                                         Anonymous?   [ ] Yes
                                                                         [X] No
                                                         Pseudonymous?   [ ] Yes
                                                                         [X] No
         ----
         NATURE OF AUTHORSHIP Briefly describe nature of material created by this
         author in which copyright is claimed:
         entire computer program and test of user's manual
         ----
     b   NAME OF AUTHOR: DATES OF BIRTH AND DEATH
                                                  Year Born: Year Died:

         Was this contribution   AUTHOR'S NATIONALITY   WAS THIS AUTHOR'S
         to the work a "work   OR DOMICILE   CONTRIBUTION TO THE WORK
         made for hire"?   Name of Country   If the answer to either
         [ ] Yes   Citizen of: _____ of these questions is
         [ ] No   OR: "Yes," see detailed
                                      Domiciled in: instructions.
                                                         Anonymous?   [ ] Yes
                                                                         [ ] No
```

Page 34

[[1]]FINEDG:[87708.TX]00030.PIP          EDGAR only               EDG: 11-DEC-2000 23:27   BLK: 00-000-0000 00:00
[[1]]SONIC SOLUTIONS                      FORM 8-K      R.R. Donnelley      (415) 296-7071          43444  V3.1

```
                                               Pseudonymous?      [ ] Yes
                                                                  [ ] No
       ---------------------------------------------------------------------
       NATURE OF AUTHORSHIP Briefly describe nature of material created by this
       author in which copyright is claimed:
       ---------------------------------------------------------------------
  c    NAME OF AUTHOR:                           DATES OF BIRTH AND DEATH
                                                 Year Born:     Year Died:


       ---------------------------------------------------------------------
       Was this contribution   AUTHOR'S NATIONALITY   WAS THIS AUTHOR'S
       to the work a "work     OR DOMICILE            CONTRIBUTION TO THE WORK
       made for hire"?         Name of Country        If the answer to either
       [ ] Yes                     Citizen of: _____ of these questions is
       [ ] No                  OR:                    "Yes," see detailed
                                   Domiciled in:      instructions.
                                                      Anonymous?      [ ] Yes
                                                                      [ ] No
                                                      Pseudonymous?   [ ] Yes
                                                                      [ ] No
       ---------------------------------------------------------------------
       NATURE OF AUTHORSHIP Briefly describe nature of material created by this
       author in which copyright is claimed:
=============================================================================
3  a   YEAR IN WHICH CREATED OF THIS WORK WAS COMPLETED
       This information must be given in all cases.       Year: 1999
       ---------------------------------------------------------------------
   b   DATE AND NATION OF FIRST PUBLICATION OF THIS PARTICULAR WORK
       Complete this information ONLY if this work has been published.
       Month: December     Day: 16     Year: 1999     Nation: USA
=============================================================================
4      See instructions before completing this space.
       COPYRIGHT CLAIMANT(S) Name and address must be given even if the
       claimant is the same as the author given in space 2.:
       Sonic Solutions
       101 Rowland Way
       Novato, CA 94945
       ---------------------------------------------------------------------
       TRANSFER If the claimant(s) named here in space 4 is (are) different
       from the author(s) named in space 2, give a brief statement of how the
       claimant(s) obtained ownership of the copyright:

       ---------------------------------------------------------------------
       DO NOT WRITE HERE OFFICE USE ONLY

       APPLICATION RECEIVED _____

       ONE DEPOSIT RECEIVED _____

       TWO DEPOSITS RECEIVED _____

       FUNDS RECEIVED _____
=============================================================================
                                                          DO NOT WRITE HERE
       MORE ON BACK:    . Complete all applicable spaced (numbers 6-9) on the
                          reverse side of this page.
                        . See detailed instructions.
                        . Sign the form at line 8.

                                          Page 1 of ____ pages
```

<PAGE>

<TABLE>
<CAPTION>
<S> <C>   <C>
                                                        FORM TX   [LOGO]
                                                        For a Nondramatic Literary Work
                                                        UNITED STATES COPYRIGHT OFFICE

                                                        Registration Number

                                                             TX   TXU

                                                        EFFECTIVE DATE OF REGISTRATION

                                                          Month   Day   Year
                                                        ----

        DO NOT WRITE ABOVE THIS LINE. IF YOU NEED MORE SPACE, USE A SEPARATE CONTINUATION SHEET
===
1 TITLE OF THIS WORK:
   DVDit!! 2.0 PE

   PREVIOUS OR ALTERNATIVE TITLES:
   DVDit! 1.1 SE

   PUBLICATION AS A CONTRIBUTION If this work was published as a contribution to
   a periodical, serial, or collection, give information about the collective
   work in which the contribution appeared.   Title of collective work:

   If published in a periodical or serial give: Volume: Number: Issue Date: On Pages:

===
NOTE Under the law, the "author" of a "work made for hire" is generally the employer, not the
employee (see instructions). For any part of this work that was "made for hire" check "Yes" in the
space provided, give the employer (or other person for whom the work was prepared) as "Author" of
that part, and leave the space for dates of birth and death blank.

2 NAME OF AUTHOR:
 a Sonic Solutions

   Was this contribution to the work a   AUTHOR'S NATIONALITY OR DOMICILE
   "work made for hire"?   Name of Country
           [X] Yes   OR {Citizen of:_____
           [_] No   {Domiciled in: USA
                                                         _____

   DATES OF BIRTH AND DEATH
   Year Born: Year Died:

   WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK
   Anonymous?   [_] Yes [X] No   If the answer to either of these questions is
   Pseudonymous?   [_] Yes [X] No   "Yes", see detailed instructions.

   NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which
                        copyright is claimed:
    entire computer program and text of user's manual

   NAME OF AUTHOR:
 b

   Was this contribution to the work a   AUTHOR'S NATIONALITY OR DOMICILE
   "work made for hire"?   Name of Country
           [_] Yes   OR {Citizen of:_____
           [_] No   {Domiciled in:
                                                         _____

   DATES OF BIRTH AND DEATH
   Year Born: Year Died:

   WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK
   Anonymous?   [_] Yes [_] No   If the answer to either of these questions is

```
     Pseudonymous?   [_] Yes  [_] No              "Yes", see detailed instructions.
     -------------------------------------------------------------------------------
     NATURE OF AUTHORSHIP  Briefly describe nature of material created by this author in which
                   copyright is claimed:

     ===============================================================================
     NAME OF AUTHOR:
  c
     -------------------------------------------------------------------------------
     Was this contribution to the work a        AUTHOR'S NATIONALITY OR DOMICILE
     "work made for hire"?                       Name of Country
             [_] Yes                             OR {Citizen of:_____
             [_] No                                {Domiciled in:
                                                    _____
     -------------------------------------------------------------------------------
     DATES OF BIRTH AND DEATH
     Year Born:         Year Died:

     -------------------------------------------------------------------------------
     WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK
     Anonymous?      [_] Yes  [_] No              If the answer to either of these questions is
     Pseudonymous?   [_] Yes  [_] No              "Yes", see detailed instructions.
     -------------------------------------------------------------------------------
     NATURE OF AUTHORSHIP  Briefly describe nature of material created by this author in which
                   copyright is claimed:
===============================================================================
3 YEAR IN WHICH CREATION OF THIS WORK WAS COMPLETED
 a    2000       :Year   This information must be given in all cases
     --------------
 b DATE AND NATION OF FIRST PUBLICATION OF THIS PARTICULAR WORK
   Complete this information
   ONLY if this work         Month: June      Day: 29  Year: 2000
   has been published        ----------      ----      ------
                             USA
                             -------------------------------------- Nation
===============================================================================
4 See instructions before completing this space

   COPYRIGHT CLAIMANT(S) Name and address must be given even if the claimant is the same as
   the author given in space 2.
     Sonic Solutions
     101 Rowland Way
     Novato, CA 94945
     -------------------------------------------------------------------------------
   TRANSFER If the claimant(s) named here in space 4 is (are) different from the author(s) named in
   space 2, give a brief statement of how the claimant(s) obtained ownership of the copyright.:

     -------------------------------------------------------------------------------
   DO NOT WRITE HERE OFFICE USE ONLY

   APPLICATION RECEIVED

   ---------------------------------------
   ONE DEPOSIT RECEIVED

   ---------------------------------------
   TWO DEPOSITS RECEIVED

   ---------------------------------------
   FUNDS RECEIVED

===============================================================================
                                                      DO NOT WRITE HERE
MORE ON BACK:  . Complete all applicable spaces (numbers 5-9) on the reverse side of this page.
               . See detailed instructions     . Sign the form at line 8.
                                                      Page 1 of __ pages
```

</TABLE>

<PAGE>

<TABLE>
<CAPTION>
<S>   <C>
                                                       ===================================
                                                       EXAMINED BY   FORM TX

                                                       CHECKED BY

                                                       =======================
                                                       [_] CORRESPONDENCE   FOR
                                                           Yes   COPYRIGHT
                                                       =====================   USE
                                                                                ONLY
                                                       ===================================

     DO NOT WRITE ABOVE THIS LINE. IF YOU NEED MORE SPACE, USE A SEPARATE CONTINUATION SHEET.
==
PREVIOUS REGISTRATION Has registration for this work, or for an earlier version of this work,   5
already been made in the Copyright Office?
[_] Yes [X] No If your answer is "Yes," why is another registration being sought?
               (Check appropriate box.)
a. [_] This is the first published edition of a work previously registered in unpublished form.
b. [_] This is the first application submitted by this author as copyright claimant.
c. [_] this is a changed version of the work, as shown by space 6 on this application.
If your answer is "Yes", give: Previous Registration Number: Year of Registration:

==
See instructions before completing this space.
DERIVATIVE WORK OR COMPILATION   6
Preexisting Material Identify any preexisting work or works that this work is based on or   a
incorporates:
DVDit! 1.1 SE

Material Added to This Work Give a brief, general statement of the material that has been added b
to this work and in which copyright is claimed.:
updated source code and additional functionality
==
DEPOSIT ACCOUNT   If the registration fee is to be charged to a Deposit Account established in   7
the Copyright Office, give name and number of Account.   a
  Name: Account Number:
   ---------------------------   -----------------------------------
==
CORRESPONDENCE Give name and address to which correspondence about this application   b
  should be sent. Name/Address/Apt/City/State/Zip:
  Sheila Weinberger
  Heller Ehrman White & McAuliffe
  525 University Avenue
  Palo Alto, CA 94301

Area Code and daytime telephone number: 650-324-7115

Email: sweinberger@hewm.com   Fax Number: 650-324-0638

==
CERTIFICATION*   1. The undersigned, hereby certify that I am the   8

                    Check only one: [_] author
                                     [_] other copyright claimant
                                     [_] owner of exclusive right(s)
                                     [X] authorized agent of Sonic Solutions
                                         ----
                             Name of author or other copyright claimant,
                             or owner of exclusive right(s)

of the work identified in this application and that the statements made
by me in this application are correct to the best of my knowledge.

Typed or printed name and date: If this application gives a date of publication in
space 3, do not sign and submit it before that date.

Sheila Weinberger   Date: November 27, 2000
---   ------------------------------

==
       Handwritten signature(X):

       X   /s/ Sheila Weinberger

==
As of July 1, 1999, the filing fee for Form TX is $30.   9
==
. Complete all necessary spaces
. Sign your application in space 8
==
1. Application form
2. Nonrefundable filing fee in check or money order payable to
    Registrar of Copyrights
3. Deposit material
==
Library of Congress
Copyright Office
101 Independence Avenue S.E.
Washington, D.C. 20559-8000
==
Certificate will be mailed in window envelope to this address:

Name:
     Sheila Weinberger
     Heller Ehrman White & McAuliffe

Number/Street/Apt:
     525 University Avenue

City/State/Zip:
     Palo Alto, CA 94301

==
* 17 U.S.C. 506(e): Any person who unknowingly makes a false representation of a material fact in
the application for copyright registration provided for by section 408, or in any written
statement filed in connection with the application, shall be fined not more than $2,500.

June 1999-200,000
WES REV: June 1999
* U.S. GOVERNMENT PRINTING OFFICE: 1999-4554-879/49
</TABLE>

<PAGE>

<TABLE>
<CAPTION>
<S> <C>   <C>
                                                 FORM TX   [LOGO]
                                                 For a Nondramatic Literary Work
                                                 UNITED STATES COPYRIGHT OFFICE

                                                 Registration Number

                                                     TX   TXU

                                                 EFFECTIVE DATE OF REGISTRATION

                                                   Month   Day   Year
                                                 ----

    DO NOT WRITE ABOVE THIS LINE. IF YOU NEED MORE SPACE, USE A SEPARATE CONTINUATION SHEET
==
1 TITLE OF THIS WORK:
   DVDit!! 1.01. LE

   PREVIOUS OR ALTERNATIVE TITLES:

   PUBLICATION AS A CONTRIBUTION If this work was published as a contribution to
   a periodical, serial, or collection, give information about the collective
   work in which the contribution appeared.   Title of collective work:

   If published in a periodical or serial give: Volume: Number: Issue Date: On Pages:

==
NOTE Under the law, the "author" of a "work made for hire" is generally the employer, not the
employee (see instructions). For any part of this work that was "made for hire" check "Yes" in the
space provided, give the employer (or other person for whom the work was prepared) as "Author" of
that part, and leave the space for dates of birth and death blank.

2 NAME OF AUTHOR:
 a Sonic Solutions

   Was this contribution to the work a   AUTHOR'S NATIONALITY OR DOMICILE
   "work made for hire"?   Name of Country
          [X] Yes   OR {Citizen of:_____
          [_] No   {Domiciled in: USA
                                                _____

   DATES OF BIRTH AND DEATH
   Year Born: Year Died:

   WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK
   Anonymous?   [_] Yes [X] No   If the answer to either of these questions is
   Pseudonymous?   [_] Yes [X] No   "Yes", see detailed instructions.

   NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which
                        copyright is claimed:
    entire computer program and text of user's manual

   NAME OF AUTHOR:
 b

   Was this contribution to the work a   AUTHOR'S NATIONALITY OR DOMICILE
   "work made for hire"?   Name of Country
          [_] Yes   OR {Citizen of:_____
          [_] No   {Domiciled in:
                                                _____

   DATES OF BIRTH AND DEATH
   Year Born: Year Died:

   WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK
   Anonymous?   [_] Yes [_] No   If the answer to either of these questions is

[[1]]FINEDG:[87708.TX]00033.PIP   EDGAR only   EDG: 12-DEC-2000 12:38   BLK: 00-000-0000 00:00
[[1]]SONIC SOLUTIONS   FORM 8-K   R.R. Donnelley   (415) 296-7071   68539 V3.1

```
    Pseudonymous?   [_] Yes  [_] No            "Yes", see detailed instructions.
    -------------------------------------------------------------------------------
    NATURE OF AUTHORSHIP  Briefly describe nature of material created by this author in which
                         copyright is claimed:

    ===============================================================================
    NAME OF AUTHOR:
  c
    -------------------------------------------------------------------------------
    Was this contribution to the work a      AUTHOR'S NATIONALITY OR DOMICILE
    "work made for hire"?                    Name of Country
            [_] Yes                          OR {Citizen of:_____
            [_] No                             {Domiciled in:
                                                            _____
    -------------------------------------------------------------------------------
    DATES OF BIRTH AND DEATH
    Year Born:         Year Died:

    -------------------------------------------------------------------------------
    WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK
    Anonymous?       [_] Yes  [_] No            If the answer to either of these questions is
    Pseudonymous?    [_] Yes  [_] No            "Yes", see detailed instructions.
    -------------------------------------------------------------------------------
    NATURE OF AUTHORSHIP  Briefly describe nature of material created by this author in which
                         copyright is claimed:
===================================================================================
3 YEAR IN WHICH CREATION OF THIS WORK WAS COMPLETED
  a    1999      :Year   This information must be given in all cases
    --------------
  b DATE AND NATION OF FIRST PUBLICATION OF THIS PARTICULAR WORK
    Complete this information
    ONLY if this work        Month: September  Day: 24  Year: 1999
    has been published              ----------   ----      ------
                             USA
                             ------------------------------------- Nation
===================================================================================
4 See instructions before completing this space

    COPYRIGHT CLAIMANT(S) Name and address must be given even if the claimant is the same as
    the author given in space 2.
      Sonic Solutions
      101 Rowland Way
      Novato, CA 94945
    -------------------------------------------------------------------------------
    TRANSFER If the claimant(s) named here in space 4 is (are) different from the author(s) named in
    space 2, give a brief statement of how the claimant(s) obtained ownership of the copyright.:

    -------------------------------------------------------------------------------
    DO NOT WRITE HERE OFFICE USE ONLY

    APPLICATION RECEIVED

    ---------------------------------------
    ONE DEPOSIT RECEIVED

    ---------------------------------------
    TWO DEPOSITS RECEIVED

    ---------------------------------------
    FUNDS RECEIVED

===================================================================================
                                                            DO NOT WRITE HERE
MORE ON BACK:  . Complete all applicable spaces (numbers 5-9) on the reverse side of this page.
               . See detailed instructions      . Sign the form at line 8.
                                                            Page 1 of __ pages
</TABLE>
```

[[1]]FINEDG:[87708.TX]00034.PIP   EDGAR only   EDG: 12-DEC-2000 12:39   BLK: 00-000-0000 00:00
[[1]]SONIC SOLUTIONS   FORM 8-K   R.R. Donnelley   (415) 296-7071   68539 V3.1

<PAGE>

<TABLE>
<CAPTION>
<S>   <C>
                                                        ===================================
                                                        EXAMINED BY   FORM TX

                                                        CHECKED BY

                                                        =====================
                                                        [_] CORRESPONDENCE   FOR
                                                            Yes   COPYRIGHT
                                                        =====================   USE
                                                                                ONLY
                                                        ===================================

        DO NOT WRITE ABOVE THIS LINE. IF YOU NEED MORE SPACE, USE A SEPARATE CONTINUATION SHEET.
==
PREVIOUS REGISTRATION Has registration for this work, or for an earlier version of this work,   5
already been made in the Copyright Office?
[_] Yes [X] No If your answer is "Yes," why is another registration being sought?
                (Check appropriate box.)
a. [_] This is the first published edition of a work previously registered in unpublished form.
b. [_] This is the first application submitted by this author as copyright claimant.
c. [_] this is a changed version of the work, as shown by space 6 on this application.
If your answer is "Yes", give: Previous Registration Number: Year of Registration:

==
See instructions before completing this space.
DERIVATIVE WORK OR COMPILATION   6
Preexisting Material Identify any preexisting work or works that this work is based on or   a
incorporates:

Material Added to This Work Give a brief, general statement of the material that has been added b
to this work and in which copyright is claimed.:

==
DEPOSIT ACCOUNT If the registration fee is to be charged to a Deposit Account established in   7
the Copyright Office, give name and number of Account.   a
   Name: Account Number:
     --------------------------   ----------------------------------
==
CORRESPONDENCE Give name and address to which correspondence about this application   b
  should be sent. Name/Address/Apt/City/State/Zip:
   Sheila Weinberger
   Heller Ehrman White & McAuliffe
   525 University Avenue
   Palo Alto, CA 94301

Area Code and daytime telephone number: 650-324-7115

Email: sweinberger@hewm.com   Fax Number: 650-324-0638

==
CERTIFICATION* 1. The undersigned, hereby certify that I am the   8

                        Check only one: [_] author
                                         [_] other copyright claimant
                                         [_] owner of exclusive right(s)
                                         [X] authorized agent of Sonic Solutions
                                             ----
                                             Name of author or other copyright claimant,
                                             or owner of exclusive right(s)

of the work identified in this application and that the statements made
by me in this application are correct to the best of my knowledge.

Typed or printed name and date: If this application gives a date of publication in
space 3, do not sign and submit it before that date.

Sheila Weinberger   Date: November 27, 2000
--- ----------------------------

Page 42
[[1]]FINEDG:[87708.TX]00034.PIP EDGAR only EDG: 12-DEC-2000 12:39 BLK: 00-000-0000 00:00
[[1]]SONIC SOLUTIONS FORM 8-K R.R. Donnelley (415) 296-7071 68539 V3.1

Handwritten signature(X):

X /s/ Sheila Weinberger

As of July 1, 1999, the filing fee for Form TX is $30. 9

. Complete all necessary spaces
. Sign your application in space 8

1. Application form
2. Nonrefundable filing fee in check or money order payable to Registrar of Copyrights
3. Deposit material

Library of Congress
Copyright Office
101 Independence Avenue S.E.
Washington, D.C. 20599-8000

Certificate will be mailed in window envelope to this address:

Name:
Sheila Weinberger
Heller Ehrman White & McAuliffe

Number/Street/Apt:
525 University Avenue

City/State/Zip:
Palo Alto, CA 94301

* 17 U.S.C. 506(e): Any person who unknowingly makes a false representation of a material fact in the application for copyright registration provided for by section 408, or in any written statement filed in connection with the application, shall be fined not more than $2,500.

June 1999-200,000
WES REV: June 1999
* U.S. GOVERNMENT PRINTING OFFICE: 1999-4554-879/49
</TABLE>

<PAGE>

```
                                            FOR COPYRIGHT OFFICE USE ONLY
                                            -----------------------------
                                            EXAMINED BY          FORM TX
                                            --------------
                                            CHECKED BY
                                            --------------
                                            CORRESPONDENCE
                                            [ ] Yes
                                            -----------------------------
```

           DO NOT WRITE ABOVE THIS LINE. IF YOU NEED MORE SPACE, USE A SEPARATE
                          CONTINUATION SHEET.
===
PREVIOUS REGISTRATION Has registration for this work, or for an earlier   5
version of this work, already been made in the Copyright Office?
[ ] Yes   If your answer is "Yes," why is another registration being
[X] No   sought? (Check appropriate box.)
           a. [ ] This is the first published edition of a work
                  previously registered in unpublished form.
           b. [ ] This is the first application submitted by this author
                  as copyright claimant.
           c. [ ] This is a changed version of the work, as shown by space
                  6 on this application.
                  If your answer is "Yes," give:
                      Previous Registration Number:
                      Year of Registration:
===
See instructions before completing this space.   a   6

DERIVATIVE WORK OR COMPILATION
Preexisting Material Identify any preexisting work or works that this
work is based on or incorporates.:
DVDit! 1.0.1 LE

Material Added to This Work Give a brief, general statement of the   b
material that has been added to this work and in which copyright is
claimed:
updated source code and additional functionality
===
DEPOSIT ACCOUNT If the registration fee is to be charged to a Deposit   a   7
Account established in the Copyright Office, give name and number of
account.
Name: Account Number:
     ---------------------------------   -----------------

CORRESPONDENCE Give name and address to which correspondence about this
application should be sent. Name/Address/Apt./City/State/ZIP:
Sheila Weinberger
Heller Ehrman White & McAuliffe
525 University Avenue
Palo Alto, CA 94301

Area code and daytime telephone number: 650-324-7115
Fax number: 650-324-0638
Email: sweinberger@hewm.com
===
CERTIFICATION* I, the undersigned, hereby certify that I am the   8
  Check only one: [ ] author
                   [ ] other copyright claimant
                   [ ] owner and exclusive right(s)
                   [X] authorized agent of Sonic Solutions
                       ----
  of the work identified in this   Name of author or other
  application and that the statements copyright claimant, or
  made by me in this application are   owner of exclusive
  correct to the best of my knowledge. right(s)

Typed or printed name and date: If this applications gives a date of
                                publication in space 3, do not sign and submit
                                it before that date.
  Shelia Weinberger   Date: November 27, 2000

Handwritten signature (X):
```

```
           X /s/ Sheila Weinberger
           --------------------
```
===
As of July 1, 1999, the filing fee for Form TX is $34.   9

. Complete all necessary spaces
. Sign your application in space 8

1.   Application form
2.   Nonrefundable filing fee in check or money order payable to
     Registrar of Copyrights
3.   Deposit material

Library of Congress
Copyright Office
101 Independence Avenue S.E.
Washington, D.C. 30699-8000

Certificate will be mailed in window envelope to this address:

   Name:
        Shelia Weinberger
        Heller Ehrman White & McAuliffe
   Number/Street/Apt.:
        525 University Avenue
   City/State/ZIP:
        Palo Alto, CA 94301
===
* 17 U.S.C. 506(e): Any person who unknowingly makes a false representation of a
material fact in the application for copyright registration provided for by
section 408, or in any written statement filed in connection with the
application, shall be fined not more than $2,500.

June 1999-200,000
WES REV: June 1999
*U.S. GOVERNMENT PRINTING OFFICE: 1999-4554-879/49

<PAGE>

[LETTERHEAD OF HELLER EHRMAN WHITE & MCAULIFFE LLP]

November 28, 2000

Register of Copyrights
Library of Congress
Department 100
Washington D.C. 20540

Re: Copyright Application for Computer Program and Request for Expedited
    Registration

Dear Registrar:

    Please find enclosed a Form TX Application for a work entitled, "DVDit! 2.0
PE". the claim contains trade secrets and we have therefore enclosed identifying
portions of the program which do not include any trade secret information (first
11 pages and last 12 pages of source code). Also enclosed is the entire CD-Rom
package including the computer program and a user manual.

    I would like to request that this application be expedited to registration
due to impending copyright infringement litigation.

    A check in the amount of $530.00 made payable to the "Register of
Copyrights" is enclosed for the filing fees.

    I certify that the above information in this request for expedited
registration is correct to the best of my personal knowledge.

    Thank you for your attention to this matter. Please do not hesitate to
contact me if you have any questions concerning this matter.

                                    Very truly yours,

                                    /s/ Sheila N. Weinberger

                                    Sheila N. Weinberger

Enclosures

[[1]]FINEDG:[87708.TX]00037.PIP   EDGAR only   EDG: 12-DEC-2000 12:08   BLK: 00-000-0000 00:00
[[1]]SONIC SOLUTIONS   FORM 8-K   R.R. Donnelley   (415) 296-7071   929   V3.1

<PAGE>

<TABLE>
<S>
<C>
FORM TX   [LOGO]
For a Nondramatic Literary Work
UNITED STATES COPYRIGHT OFFICE
===
REGISTRATION NUMBER

     TX   TXU
===
EFFECTIVE DATE OF REGISTRATION

     Month   Day   Year
===

          DO NOT WRITE ABOVE THIS LINE. IF YOU NEED MORE SPACE, USE A SEPARATE CONTINUATION SHEET.
===
1   TITLE OF THIS WORK
         DVDit! 2.0 PE
         _____
         PREVIOUS OR ALTERNATIVE TITLES
         DVDit! 1.1 SE
         _____
         PUBLICATION AS A CONTRIBUTION If this work was published as a contribution to a periodical, serial, or collection, give
         information about the collective work in which the contribution appeared.   Title of Collective Work
         _____
         If published in a periodical or serial give: Volume   Number   Issue Date   On Pages
===
2   NAME OF AUTHOR   DATES OF BIRTH AND DEATH
    a   Sonic Solutions   Year Born   Year Died
         _____   _____
         Was this contribution to the   AUTHOR'S NATIONALITY OR DOMICILE   WAS THIS AUTHOR'S CONTRIBUTION TO
         work a "work made for hire"?   Name of Country   THE WORK   If the answer to
              [X] Yes   OR {Citizen of _____}   Anonymous?   [_] Yes [X] No either of these
                                                                                                           questions is
              [_] No   {Domiciled in   USA   }   Pseudonymous? [_] Yes [X] No "Yes," see
                                                           ------------------   detailed
                                                                                                          instructions
         ----
         NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which copyright is claimed.
          entire computer program and text of user's manual
         ===
         NOTE under the law, the "author" of a "work made for hire" is generally the employer, not the employee (see instructions).
         For any part of this work that was "made for hire" check "Yes" in the space provided, give the employer (or other person
         for whom the work was prepared) as "Author" of that part, and leave the space for dates of birth and death blank.
===
         NAME OF AUTHOR   DATES OF BIRTH AND DEATH
    b   Year Born   Year Died
         _____   _____
         was this contribution to the   AUTHOR'S NATIONALITY OR DOMICILE   WAS THIS AUTHOR'S CONTRIBUTION TO
         work a "work made for hire"?   Name of Country   THE WORK   If the answer to
              [_] Yes   OR {Citizen of _____}   Anonymous?   [_] Yes [_] No either of these
                                                                                                           questions is
              [_] No   {Domiciled in _____}   Pseudonymous? [_] Yes [_] No "Yes," see
                                                                                                          detailed
                                                                                                          instruction
         ----
         NATURE OF AUTHORSHIP (Briefly describe nature of material created by this author in which copyright is claimed.
===
         NAME OF AUTHOR   DATES OF BIRTH AND DEATH
                                                                        Year Born   Year Died
    c   _____   _____
         was this contribution to the   AUTHOR'S NATIONALITY OR DOMICILE   WAS THIS AUTHOR'S CONTRIBUTION TO
         work a "work made for hire"?   Name of Country   THE WORK   If the answer to

```
        [_] Yes          OR {Citizen of _____}   Anonymous?   [_] Yes [_] No   either of these
                                                                                          questions is
        [_] No           {Domiciled in _____}   Pseudonymous? [_] Yes [_] No   "Yes," see
                                                                                          detailed
                                                                                          instructions.
        ------------------------------------------------------------------------------------------------------
        NATURE OF AUTHORSHIP (Briefly describe nature of material created by this author in which copyright is claimed.
```

```
=======================================================================================================================
3    YEAR IN W7ISH CREATION OF THIS                      DATE AND NATION OF FIRST PUBLICATION OF THIS PARTICULAR WORK
     WORK WAS COMPLETED          This information     b Complete this information   Month  June   Day 29   Year 2000
  a      2000          Year      must be given in       ONLY if this work has       ------    -----       ------
     --------------------        all cases.             been published.            USA
                                                                                   --------------------------- Nation
=======================================================================================================================
4        See instructions before completing this space.
```

```
COPYRIGHT CLAIMANT(S) Name and address must be given even if the     APPLICATION RECEIVED
claimant is the same as the author given in space 2.                 DO NOT WRITE HERE OFFICE USE ONLY
    Sonic Solutions
    101 Rowland Way                                                  _____
    Novato, CA 94945                                                 ONE DEPOSIT RECEIVED
    --------------------------------------------------------------
Transfer If the claimant(s) named here in space 4 is (are)          _____
different from the author(s) named in space 2, give a brief          TWO DEPOSITS RECEIVED
statement of how the claimant(s) obtained ownership of the
copyright.                                                           _____
                                                                     FUNDS RECEIVED
```

```
=======================================================================================================================
MORE ON BACK   . Complete all applicable spaces (numbers 5-9) on the                              DO NOT WRITE HERE
                 reverse side of this page.
               . See detailed instructions.   . Sign the form at line 8.                       Page 1 of ____ pages
```

</TABLE>

Page 48

[[1]]FINEDG:[87708.TX]00038.PIP   EDGAR only   EDG: 12-DEC-2000 21:30   BLK: 00-000-0000 00:00
[[1]]SONIC SOLUTIONS   FORM 8-K   R.R. Donnelley   (415) 296-7071   945   V3.1

<PAGE>

```
                                      _____
                                      EXAMINED BY              FORM TX
                                      _____
                                      CHECKED BY
                                      _____
                                      [_] CORRESPONDENCE        FOR
                                                                COPYRIGHT
                                            Yes                 OFFICE
                                      _____
                                                                USE
                                                                ONLY
                                      _____
```

**DO NOT WRITE ABOVE THIS LINE. IF YOU NEED MORE SPACE, USE A SEPARATE
CONTINUATION SHEET.**

<TABLE>
<S>   <C>
==
PREVIOUS REGISTRATION Has registration for this work, or for an earlier version of this work, already been made   5
in the Copyright Office?
[_] Yes [X] No If your answer is "Yes," why is another registration being sought? (Check appropriate box.) .
a. [_] This is the first published edition of a work previously registered in unpublished form.
b. [_] This is the first application submitted by this author as copyright claimant.
c. [_] This is a changed version of the work, as shown by space 6 on this application.
If your answer is "Yes," give: Previous Registration Number .   Year of Registration .

==
DERIVATIVE WORK OR COMPILATION
Preexisting Material Identify any preexisting work or works that this work is based on or incorporates. .   a   6

DVDit! 1.01 LE
                                                                                                            See instructions
==   before completing
                                                                                                         this space.
Material Added to This Work Give a brief, general statement of the material that has been added to this work and
in which copyright is claimed. .   b

updated source code and additional functionality

==
DEPOSIT ACCOUNT If the registration fee is to be charged to a Deposit Account established in the Copyright   a   7
               Office, give name and number of Account.
Name   .   Account Number   .

_____   _____
==
CORRESPONDENCE Give name and address to which correspondence about this application should be sent. Name/Address/ b
Apt/City/State/ZIP   .
  Sheila Weinberger
  Heller Ehrman White & McAuliffe
  525 University Avenue
  Palo Alto, CA 94301

Area code and daytime telephone number. 650-324-7115   Fax number . 650-324-0638

Email .
      sweinberger@hewm.com
==
CERTIFICATION* I, the undersigned, hereby certify that I am the
                                                    [_] author
                                    check only one .   [_] other copyright claimant
                                                    [_] owner of exclusive right(s)
of the work identified in this application and that the statements   [X] authorized agent of Sonic Solutions
                                                                     ----
made by me in this application are correct to the best of my   Name of author or other copyright
knowledge.   claimant, or owner of exclusive
                                                                               right(s) .

Typed or printed name and date . If this application gives a date of publication in space 3, do not sign and submit
                               it before that date.
```

Page 49

[[1]]FINEDG:[87708.TX]00038.PIP          EDGAR only          EDG: 12-DEC-2000 21:30   BLK: 00-000-0000 00:00
[[1]]SONIC SOLUTIONS                      FORM 8-K     R.R. Donnelley      (415) 296-7071          945   V3.1

Sheila Weinberger                                                     Date .  November 27, 2000
-------------------------------------------------------------------  -----------------------
      Handwritten signature (X)  .

   X /s/ Sheila Weinberger
      --------------------------------------------------------------------------------------------

============================================================================================================

           ---------------------------------------------------------  ------------------------------
                                                                                                       9
Certificate   Name  .                                                . Complete all necessary spaces
will be       Sheila Weinberger                                      . Sign your application in space  ?
mailed in     Heller Ehrman White & McAuliffe                        ------------------------------
window        ---------------------------------------------------    ------------------------------
envelope      Number/Street/Apt  .                                   1. Application form                As of
to this                                                              2. Nonrefundable filing fee in     July 1,
address:                                                                check or money order payable     1999,
                                                                       to Register of Copyrights         the filing
              525 University Avenue                                  3. Deposit material                 fee for
              ---------------------------------------------------    ------------------------------      Form TX
              City/State/Zip .                                       ------------------------------      is $ 34.
                                                                     Library of Congress
              Palo Alto, CA 94301                                    Copyright Office
              ---------------------------------------------------    101 Independence Avenue, S.E.
              ---------------------------------------------------    Washington, D.C. 20550-8000
============================================================================================================
</TABLE>

*17 U.S.C. (S) 506(e): Any person who knowingly makes a false representation of
a material fact in the application for copyright registration provided for by
section 409, or in any written statement filed in connection with the
application, shall be fined not more than $2,500.
June 1999--200,000
WEB REV: June 1999            *Printed on          *U.S. GOVERNMENT PRINTING
                              Recycled Paper        OFFICE: 1999-454-879/49

&lt;PAGE&gt;

&lt;TABLE&gt;
&lt;S&gt;                                                    &lt;C&gt;
DATE & TIME RECEIVED   11/30/2000   11:23  AM/PM       DATE DUE

| | | | | | | |
|---|---|---|---|---|---|---|
| SPECIAL HANDLING FEE | Cash | CK | Other | D.A. | $ | 1500.00 |
| FILING FEE | Cash | CK | Other | D.A. | $ | 90.00 |
| DOCUMENT RECORDATION FEE | Cash | | Other | D.A. | $ | |
| OTHER SERVICES | Cash | | Other | D.A. | $ | |
| | | | | | Total $ | 1590.00 |

| | |
|---|---|
| D.A. NAME | No.: |
| received | services                    Estimate given by |
| [_] Not examined in I&R | Additional Certificate                    $ |
| Form(s)  3 TX | Certifications                    $ |
| No. of Copies/of set of I.D. Material, CD-Rom | Other                    $ |
| Document(s)   Package for each (3)& | |
| Correspondence    User Manuals | TOTAL                    $ |
| Cover Letter   3 | REFER TO |
| Other | |
| title  DVDit! 2.0 P E                  DVDit! 1.0.1 L E | |
|        DVDit! 1.1 S E | |

received from                    representing                    phone
    Heller Ehrman

city, state, Zip
    Palo Alto, CA. 94301

received/approved by    /s/ [ILLEGIBLE]^^          date  11/30/2000          time   11:28

correspondence        [_] Date:          ETN:                    Examiner:

routing        M.C. Notified: Date/Time _____  Initials _____  Initials of Expediter _____
               in        out                                              in        out
            DATE/TIME   DATE/TIME   INITIALS                           DATE/TIME   DATE/TIME   INITIALS
Mail Room    _____   _____   _____     Selection              _____   _____   _____
Data Prep    _____   _____   _____     Cataloging             _____   _____   _____
Examining    _____   _____   _____     CPU                    _____   _____   _____
Exam. D.O*.  _____   _____   _____     Documents Unit (Docs.) _____   _____   _____
D & A*.      _____   _____   _____
Reg Numbering _____  _____   _____     (*for Special Relief Cases only)

certificate(s)/ [X]  Deliver to        [_] Regular          [_] Other          Account no.:
document(s)          Public Office          Mail                              Telephone no.:
                 _____    Initials      Remitter Called: Date/Time _____Initials_____
                 _____    Date
Contact:  John Jennison                          Telephone: (703) 415-1640

[_] Delivered to Certs. & Docs. By:          Received By:                    Date:

Picked up by:                                                               Date:

notes                                    registration (or vol. & Page) no.(s)


receipt                                                                              request

for                                SPECIAL HANDLING
--------------------------------------------------------------------------------------------------------------------
If you are filing an application for registration, please read the
note on the reverse.
</TABLE>

<PAGE>

                              EXHIBIT B

                        [LOGO] SONIC SOLUTIONS

              Invention and Confidential Information Agreement

IN CONSIDERATION of my employment by, or retention of, SONIC SOLUTIONS, a
California Corporation, on its own behalf and/or as General Partner of SIRIUS
AUDIO, a California Limited Partnership (collective, the "Company"), and the
compensation to be paid to me in connection with such employment or consulting:

1.   I shall perform for the Company such duties as may be designated by the
     Company from time to time, which may include the functions of inventing,
     discovering, and developing new and novel devices, methods, and principles
     relating to the work of the Company.

2.   I shall, by written notice, promptly disclose to the Company in confidence
     all inventions, including new concepts, ideas, algorithms, processes,
     formulas, methods, compositions, techniques, and improvements thereof or
     know-how related thereto, whether patentable or copyrightable or not
     (collectively hereinafter "Inventions") conceived or made by me, alone, or
     with others, while employed or retained by the Company, and all patent
     applications filed by me within one year after termination of my employment
     or consulting with the Company.

3.   I shall not disclose to the Company, or use in my work for the Company, any
     inventions or confidential information belonging to others.

4.   I shall assign and do hereby assign to the Company my entire rights to any
     inventions conceived or made by me, I alone, or with others, which are made
     with the Company's equipment, supplies, facilities, or trade secrets, or
     conceived or made by me during the hours I am employed by the Company, or
     which relate to the business of the Company, or to actual or demonstrably
     anticipated research or development of the Company, or which result from
     any work performed by me for the Company; provided, however, that this
     Agreement does not apply to any inventions which are protected by Section
     2870 of the California Labor Code.

5.   I shall assist the Company at its expense to obtain, renew, and enforce
     patents and/or copyright protection for all inventions I assign to the
     Company pursuant to paragraph 4 in all countries and shall execute,
     acknowledge, and deliver all documents necessary or desirable for vesting
     in the Company all my right, title, and interest in and to such Inventions,
     and in and to letters, patent, and copyright of the United States and other
     countries.

6.   Because of my employment by, or consulting with, the Company, I may have
     access to and acquire techniques, know-how, or other information of a
     confidential nature concerning the Company's experimental and development
     work, trade secrets, secret procedures, business matter, or affairs
     including, but not limited to, information relating to Inventions,
     disclosures, processes, patents, patent applications, materials, research
     activities and plans, cost of production, contract forms, prices, volume of
     sales, promotional methods, and lists of names or classes of customers.  I
     will not disclose any such information to any person or entity either
     during or subsequent to my employment or consulting, without the Company's
     prior written consent, except to such an extent as may be necessary in the
     ordinary course of performing my duties as an employee or consultant of the
     Company.  Information shall, for purposes of this Agreement, be considered
     to be confidential if not known by the trade generally, even though such
     information has been disclosed to one or more third parties pursuant to
     distributor or manufacturer's representative agreements, joint research
     agreements, or other agreements entered into by the Company or any of its
     affiliates. Confidential information means information disclosed to me or
     known to me as a consequence of or through my employment by, or consulting
     with, the Company, whether or not related to my duties at the Company, and
     includes trade secrets or any other like information of value relating to
     the business and/or field of interest of the Company, or of any
     corporation, firm, or partnership directly or indirectly controlled by or
     controlling the Company or in which any of the aforesaid have more than
     ten percent (10%) ownership interest.

7.   I shall use my best efforts to protect and guard confidential information.
     Except as required in my duties to the Company, I will never directly or

indirectly use, disseminate, disclose, lecture upon, or publish articles concerning confidential information.

8.  I represent that I have listed and briefly described on the back of this Agreement all inventions, if any, which I conceived or made prior to my employment by, or consulting for, the Company and which I wish to exclude from this Agreement.

9.  I represent that to the best of my knowledge, there is no other contract to assign Inventions that is now in existence between myself and any other person, corporation, or partnership unless I have so indicated on the back of this Agreement and unless a copy of any such other contract is attached hereto.

10. Upon termination of my employment or consulting with the Company for any reason, I will turn over to the Company all notes, memoranda, source and machine code, records, reports, drawings, blueprints, manuals, materials, and data containing confidential information of the Company, including all copies thereof that I may then have in my possession or under my control.

11. This Agreement shall be governed by the laws of the State of California as if it were entered into and entirely performed within California. Each covenant shall be independent and separate from all other covenants, and the invalidity of a covenant shall not affect the enforceability of any of the other covenants. For purposes of this Agreement, the business of the Company shall include the business of any corporation, firm, or partnership, directly or indirectly controlled by or controlling the Company or in which any of the foregoing, including the Company, have more than ten percent (10%) ownership interest. This Agreement shall inure to the benefit of the Company and any successor or assignee of the Company and shall be binding upon my heirs, administrators, and representatives.

Signed this 13 day of August 1993, effective from and after the date of commencement of my employment by, or consulting for, the Company.

EMPLOYEE  /s/ Kirk E. Paulsen               FOR   SONIC SOLUTIONS
          ----------------------------
               (Signature)

          KIRK E. PAULSEN                    BY    _____
          ----------------------------
               (Print name)

ADDRESS   60 W. Barbaree Way                 TITLE _____
          ----------------------------
          TIBURON CA 94901
          ----------------------------


USE BACK OF THIS AGREEMENT FOR RESERVED INVENTIONS CONCEIVED OR MADE PRIOR TO EXECUTION OF THIS AGREEMENT AND BRIEF DESCRIPTIONS THEREOF AND OTHER CONTRACTS.

<PAGE>

EXHIBIT C

[LETTERHEAD OF HELLER EHRMAN WHITE & McAULIFFE]

November 1, 1999

Via Facsimile & Federal Express

Kirk E. Paulsen
Mailboxes Etc.
56 Gloucester Road
London SW7 4UB

     Re:  Sonic Solutions

Dear Mr. Paulsen:

     I am writing on behalf of Sonic Solutions in connection with your resignation from Sonic Solutions. The purpose of this letter is to advise you of certain continuing obligations you owe to Sonic Solutions with respect to confidential information you obtained while employed with Sonic Solutions.

     As you know, you signed a Sonic Solutions Invention and Confidential Information Agreement on or about August 3, 1993. In that Agreement, you agreed not to use or disclose any confidential information obtained by virtue of your employment with Sonic Solutions, except as required by your duties to Sonic Solutions. Now that your duties at Sonic Solutions have terminated, there is no context in which you may use or disclose the confidential information you received during your employment at Sonic Solutions.

     The confidential information covered by the Agreement encompasses any information not generally known in the trade, and includes confidential information disclosed to third parties pursuant to agreements with those third parties. Examples of confidential information include, but are not limited to:

    .     Sales figures;

    .     Promotional methods;

[[1]]FINEDG:[87708.TX]00042.PIP          EDGAR only              EDG: 12-DEC-2000 12:09   BLK: 00-000-0000 00:00
[[1]]SONIC SOLUTIONS                     FORM 8-K     R.R. Donnelley      (415) 296-7071         929   V3.1

<PAGE>

Kirk E. Paulsen
November 1, 1999
Page 2

- Information concerning the experience, skills, and compensation of Sonic Solutions employees;

- Sales and marketing plans and strategies;

- Product development plans and strategies;

- Identity of, and information regarding, Sonic Solutions customers and dealers; and

- Information concerning Sonic Solutions competitors.

     A copy of the Agreement is enclosed for your reference. We recommend that you review the Agreement again at this time to ensure your continued compliance with its terms.

     Your obligations with respect to Sonic Solutions' confidential information, however, are not limited to those outlined in the Agreement. You have an independent legal obligation under the law to refrain from disclosing or using any confidential information. Accordingly, any use or disclosure of the confidential information you obtained by virtue of your employment with Sonic Solutions not only will give rise to a claim for breach of contract, but may also give rise to independent claims for breach of fiduciary duty; misappropriation of trade secrets; tortious interference with prospective business advantage; interference with contractual relationships; unfair business practices; and violations of the California Labor Code.

     Sonic Solutions intends to enforce its right to protect its confidential information to the full extent of the law, and will take action promptly upon learning of any possible violation. Sonic Solutions will be particularly vigilant with respect to the following conduct, which may serve as evidence of a potential breach of confidentiality:

- Recruiting of Sonic Solutions employees;

- Approaching Sonic Solutions dealers with the purpose of disrupting their relationships with Sonic Solutions;

- Approaching Sonic Solutions customers with the purpose of disrupting their relationships with Sonic Solutions;

<PAGE>

Kirk E. Paulsen                                    Heller Ehrman White & McAuliffe
November 1, 1999                                                        Attorneys
Page 3

- Targeting of customers who have appeared on Sonic Solution's prospective customer lists; and

- Any evidence of use of unreleased product plans in connection with development of business opportunities.

Sonic Solutions is committed to free and fair competition in the marketplace -both for customers and employees. Sonic Solutions does not, however, take lightly activities which cross line from free competition to unfair and illegal business practices, and will take action to protect its rights through legal recourse if necessary.

If you have any questions about any of these matters, please contact me.

Very truly yours

/s/ James R. Knox

James R. Knox

Enclosure

<PAGE>

[LOGO]   SONIC SOLUTIONS
INVENTION AND CONFIDENTIAL INFORMATION AGREEMENT

IN CONSIDERATION of my employment by, or retention of, SONIC SOLUTIONS, a
California Corporation, on its own behalf and/or as General Partner of SIRIUS
AUDIO, a California Limited Partnership (collective, the "Company"), and the
compensation to be paid to me in connection with such employment or consulting:

1.   I shall perform for the Company such duties as may be designated by the
     Company from time to time, which may include the functions of inventing,
     discovering, and developing new and novel devices, methods, and principles
     relating to the work of the Company.

2.   I shall, by written notice, promptly disclose to the Company in confidence
     all inventions, including new concepts, ideas, algorithms, processes,
     formulas, methods, compositions, techniques, and improvements thereof or
     know-how related thereto, whether patentable or copyrightable or not
     (collectively hereinafter "Inventions") conceived or made by me, alone, or
     with others, while employed or retained by the Company, and all patent
     applications filed by me within one year after termination of my employment
     or consulting with the Company.

3.   I shall not disclose to the Company, or use in my work for the Company, any
     Inventions or confidential information belonging to others.

4.   I shall assign and do hereby assign to the Company my entire rights to any
     Inventions conceived or made by me, I alone, or with others, which are made
     with the Company's equipment, supplies, facilities, or trade secrets, or
     conceived or made by me during the hours I am employed by the Company, or
     which relate to the business of the Company, or to actual or demonstrably
     anticipated research or development of the Company, or which result from
     any work performed by me for the Company; provided, however, that this
     Agreement does not apply to any inventions which are protected by Section
     2870 of the California Labor Code.

5.   I shall assist the Company at its expense to obtain, renew, and enforce
     patents and/or copyright protection for all Inventions I assign to the
     Company pursuant to paragraph 4 in all countries and shall execute,
     acknowledge, and deliver all documents necessary or desirable for vesting
     in the Company all my right, title, and interest in and to such Inventions,
     and in and to letters, patent, and copyright of the United States and
     other countries.

6.   Because of my employment by, or consulting with, the Company, I may have
     access to and acquire techniques, know-how, or other information of a
     confidential nature concerning the Company's experimental and development
     work, trade secrets, secret procedures, business matter, or affairs
     including, but not limited to, information relating to inventions,
     disclosures, processes, patents, patent applications, materials, research
     activities and plans, cost of production, contract forms, prices, volume of
     sales, promotional methods, and list of names or classes of customers. I
     will not disclose any such information to any person or entity either
     during or subsequent to my employment or consulting, without the Company's
     prior written consent, except to such an extent as may be necessary in the
     ordinary course of performing my duties as an employee or consultant of the
     Company. Information shall, for purposes of this Agreement, be considered
     to be confidential if not known by the trade generally, even though such
     information has been disclosed to one or more third parties pursuant to
     distributor or manufacturer's representative agreements, joint research
     agreements, or other agreements entered into by the Company or any of its
     affiliates. Confidential information means information disclosed to me or
     known to me as a consequence of or through my employment by, or consulting
     with, the Company, whether or not related to my duties at the Company, and
     includes trade secrets or any other like information of value relating to
     the business and/or field of interest of the Company, or of any
     corporation, firm, or partnership directly or indirectly controlled by or
     controlling the Company or in which any of the aforesaid have more than ten
     percent (10%) ownership interest.

7.   I shall use my best efforts to protect and guard confidential information.
     Except as required in my duties to the Company, I will never directly or
     indirectly use disseminate, disclose, lecture upon, or publish articles
     concerning confidential information.

[[1]]FINEDG:[87708.TX]00044.PIP          EDGAR only                EDG: 12-DEC-2000 12:09   BLK: 00-000-0000 00:00
[[1]]SONIC SOLUTIONS                      FORM 8-K       R.R. Donnelley      (415) 296-7071        929    V3.1

8.    I represent that I have listed and briefly described on the back of this
      Agreement all Inventions, if any, which I conceived or made prior to my
      employment by, or consulting for, the Company and which I wish to exclude
      from this Agreement.

9.    I represent that to the best of my knowledge, there is no other contract to
      assign Inventions, that is now in existence between myself and any other
      person, corporation, or partnership unless I have so indicated on the back
      of this Agreement and unless a copy of any such other contract is attached
      hereto.

10.   Upon termination of my employment or consulting with the Company for any
      reason, I will turn over to the Company all notes, memoranda, source and
      machine code, records, reports, drawings, blueprints, manuals, materials,
      and data containing confidential information of the Company, including all
      copies thereof that I may then have in my possession or under my control.

11.   This Agreement shall be governed by the laws of the State of California as
      if it were entered into and entirely performed within California. Each
      covenant shall be independent and separate from all other covenants, and
      the invalidity of a covenant shall not affect the enforceability of any of
      the other covenants. For purposes of this Agreement, the business of the
      Company shall include the business of any corporation, firm, or
      partnership, directly or indirectly controlled by or controlling the
      Company or in which any of the foregoing, including the Company, have more
      than ten percent (10%) ownership interest. This Agreement shall inure to
      the benefit of the Company and any successor or assignee of the Company and
      shall be binding upon my heirs, administrators, and representatives.

Signed this 13 day of August 1993, effective from and after the date of
commencement of my employment by, or consulting for, the Company.


EMPLOYEE /s/ Kirk E. Paulsen                FOR    SONIC SOLUTIONS
         ---------------------------
              (signature)

            KIRK E. PAULSEN                  BY  -----------------------------
         ---------------------------
              (print name)

ADDRESS  60 W. [ILLEGIBLE] WAY              TITLE ---------------------------
         ---------------------------
         TIBURON CA 94901
         ---------------------------


USE BACK OF THIS AGREEMENT FOR RESERVED INVENTIONS CONCEIVED OR MADE PRIOR TO
EXECUTION OF THIS AGREEMENT AND BRIEF DESCRIPTIONS THEREOF AND OTHER CONTRACTS.

[[1]]FINEDG:[87708.TX]00045.PIP        EDGAR only              EDG: 12-DEC-2000 12:09   BLK: 00-000-0000 00:00
[[1]]SONIC SOLUTIONS                   FORM 8-K     R.R. Donnelley      (415) 296-7071        929    V3.1
<PAGE>

EXHIBIT D

[LETTERHEAD OF HELLER EHRMAN WHITE & McAULIFFE]

January 5, 2000

Via Federal Express
Dr. Hiromu Soga
President & C.E.O.
Spruce Technologies, Inc.
1054 S. De Anza Blvd
San Jose, CA 95129-3553


     Re:   Targeting of Sonic Solutions Employees

Dear Dr. Soga:

     We are contacting you on behalf of our client, Sonic Solutions.

     Over the past several weeks, Spruce Technologies, Inc. ("Spruce") has
pursued an aggressive hiring campaign targeting key Sonic Solutions employees.
Spruce's conduct in this regard is both unfair and unlawful, and Sonic Solutions
demands that it cease immediately.

     Several employees in Sonic Solutions' software engineering and engineering
quality assurance groups have been approached by recruiters acting on behalf of
Spruce. Spruce's aggressive focus on Sonic Solutions employees as a source for
new Spruce recruits is, in itself, an improper business practice. Several courts
have expressly held such conduct unlawful, and courts have been especially quick
to condemn employee raiding where evidence suggests that the hiring practices at
issue were undertaken with knowledge that the plaintiff's ability to compete
would be harmed by those practices.

     In addition, there is evidence that Spruce's recruiting efforts have made
use of highly confidential information regarding the job duties, salaries, and
past performance ratings of Sonic Solutions employees. Based on the skills and
experience of the employees targeted by Spruce's recruiters, as well as the
substance of the discussions, it is apparent that the recruiters are working
with detailed information regarding Sonic Solutions' employees. In some
instances, the recruiters claimed that the employee would earn 30% to 40% more
with Spruce than he or she was then earning with Sonic Solutions,

[[1]]FINEDG:[87708.TX]00046.PIP          EDGAR only              EDG: 12-DEC-2000 12:09   BLK: 00-000-0000 00:00
[[1]]SONIC SOLUTIONS                      FORM 8-K       R.R. Donnelley      (415) 296-7071          929   V3.1

<PAGE>

Dr. Hiromu Soga                                   Heller Ehrman White & McAuliffe
January 5, 2000                                                         Attorneys
Page 2

even though the employee had not yet described to the recruiter his job duties, experience, or other information needed to assess the employee's value. Absent receipt of confidential information regarding Sonic Solutions' employee salaries, abilities, and experience, Spruce could not reasonably make such an offer. The evidence suggests that Spruce obtained confidential information from former Sonic Solutions employee Kirk Paulsen, who is currently employed by Spruce.

This kind of conduct by Spruce is problematic -- and unlawful -- for two independent reasons. First, each Sonic Solutions employee signs a confidentiality agreement when he commences his employment with Sonic Solutions. Under the terms of the agreement, which Mr. Paulsen signed when he became employed with Sonic Solutions, the employee may not make use of or disclose confidential Sonic Solutions information, including information regarding the skills, abilities, responsibilities, and compensation of Sonic Solutions employees. Second, statutory and common law trade secret and unfair competition principles independently prohibit Spruce (and ex-Sonic Solutions employees working for Spruce) from using such information in recruiting Sonic Solutions employees. Such conduct gives rise to several causes of action, including intentional interference with prospective business advantage, intentional interference with contractual relations, misappropriation of trade secrets, and unfair business practices (including liability under California Business & Professions Code section 17200, et seq.).

Sonic Solutions hereby demands Spruce's written assurance that Spruce will immediately cease its targeted recruiting and hiring of Sonic Solutions employees and that it additionally will cease any and all use of any confidential information regarding Sonic Solutions and its employees. If Spruce refuses to end its tortious conduct immediately, Sonic Solutions intends to pursue all available legal remedies. Please provide your written response no later than January 12, 2000.

                                        Very truly yours,

                                        /s/ James R. Knox

                                        James R. Knox

<PAGE>

<TABLE>
<S>                                                  <C>                              <C>
From: JAMES R. KNOX (650) 324-7000
      HELLER EHRMAN WHITE & MCAULIFFE                 SHIPPER'S FEDEX ACCOUNT #        FedEx
      525 UNIVERSITY AVENUE, SUITE 11

      PALO ALTO, CA, 94301

To:  Dr. Hiromu Soga (408) 123-4567                                            SHIP DATE: 05JAN00
     Spurce Technologies, Inc.                                                 WEIGHT: 1 LBS
     1054 S. De Anza Blvd.

     San Jose, CA, 951293553
Ref: 14050-0002


Delivery Address       FROM                                                    THU
TRK # 7903 2211 2533 0201     PRIORITY OVERNIGHT                               AA
                                          SJC                                  Delivered by:
         95129-CA-US              WC SJCA                                      06JAN00

</TABLE>

--------------------------------------------------------------------------------

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<PAGE>

EXHIBIT

ORIGINAL FILED
Dec 5 '00
[       ]
U.S. DISTRICT COURT
NO. DIST. OF CA S.J.

NORTHERN DISTRICT OF CALIFORNIA

```
                              )
                              )
SONIC SOLUTIONS               )
         Plaintiff(s)         )
                              )           C 00-21224 JW
      -v-                     )
                              )    INITIAL CASE MANAGEMENT SCHEDULING ORDER
SPRUCE TECHNOLOGIES, INC      )
         Defendant(s)         )
                              )
_____ )
```

IT IS HEREBY ORDERED that this action is assigned to the Honorable James Ware. When serving the complaint or notice of removal, the plaintiff or removing defendant must serve on all other parties a copy of this order, the handbook entitled "Dispute Resolution Procedures in the Northern District of California" and all other documents specified in Civil Local Rule 4-3. Counsel must comply with the case schedule listed below unless the Court otherwise orders.

IT IS FURTHER ORDERED that this action is assigned to the Alternative Dispute Resolution (ADR) Multi-Option Program governed by ADR Local Rule 3. Counsel and clients must familiarize themselves with that rule and with the handbook entitled "Dispute Resolution Procedures in the Northern District of California."

CASE SCHEDULE [ADR MULTI-OPTION PROGRAM]

Date	Event	Governing Rule
12/05/2000	Complaint filed	
03/19/2001	Last day to meet and confer re initial disclosures, early settlement, ADR process selection, and discovery plan	FRCivP 26(f) & ADR LR 3-5
03/19/2001	Last day to file Joint ADR Certification with Stipulation to ADR process or Notice of Need for ADR Phone Conference	ADR L.R. 3-5(b)
04/02/2001	Last day to complete initial disclosures or state objection in Rule 26(f) Report, file/serve Case Management Statement, and file/serve Rule 26(f) Report	FRCivP 26(a)(1) Civil L.R.16-12, 13
04/09/2001	Case Management Conference in at 10:00 AM	Civil L.R. 16-13

[[1]]FINEDG:[87708.EXA]00002.PIP   EDGAR only   EDG: 11-DEC-2000 21:45   BLK: 00-000-0000 00:00
[[1]]SONIC SOLUTIONS   FORM 8-K   R.R. Donnelley   (415) 296-7071   91136 V3.1

<PAGE>

UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF CALIFORNIA

SAN JOSE DIVISION

Case No _____

STANDING ORDER REGARDING
CASE MANAGEMENT IN CIVIL CASES

This Order sets forth requirements for initial case management in all civil matters assigned to Judge James Ware, Judge Ronald M. Whyte and Judge Jeremy Fogel.

Plaintiff shall serve a copy of this Standing Order on all parties to this action and on all parties subsequently joined, in accordance with Fed.R.Civ.P. 4 and 5. Following service, plaintiff shall file a certificate of service in accordance with Civil L.R. 5-4(a).

All disclosure or discovery disputes are referred to the assigned Magistrate Judge for determination pursuant to Fed.R.Civ.P. 72(a).

Before selecting a hearing date for a motion before any of the district judges of the San Jose Division, counsel shall confer with opposing counsel to determine that the proposed hearing date will not cause undue prejudice.

Civil motions under Civil L.R. 7-2 in cases assigned to Judge Ware may be noticed for hearing on any Monday at 9:00 a.m.

Civil motions under Civil L.R. 7-2 in cases assigned to Judge Whyte may be noticed for hearing on any Friday at 9:00 a.m.

Civil motions under Civil L.R. 7-2 in cases assigned to Judge Fogel may be noticed for hearing only after contacting Judge Fogel's judicial secretary, Teresa Fleishman, at (408) 535-5426 and obtaining an available date.

Pursuant to Fed.R.Civ.P. 16 and 26 and Civil L.R. 16-14(a), a Case Management Conference will be held on 4/9/01 at 10:00 a.m., at the United States Courthouse, 280 South First Street, San Jose, California. This conference may be continued only by Court order pursuant to Civil L.R. 16-2(f). Parties may not stipulate to continue a Case Management Conference without Court approval.

<PAGE>

     Pursuant to Civil L.R. 16-4, in advance of the Case Management Conference,
counsel shall confer with their respective clients and opposing counsel for the
purposes specified in Fed.R.Civ.P. 26(f) and Civil L.R. 16-5, 16-6 through 16-8
(patent cases only), 16-12 and 16-13. A meaningful meet and confer process prior
to the Case Management Conference and good faith compliance with the
requirements of this Order are essential elements of effective case management.
Failure to meet and confer, to be prepared for the Case Management Conference or
to file a Joint Case Management Conference statement may result in sanctions.
Parties may but are not required to attend the Case Management Conference.

IT IS SO ORDERED.

Dated: Effective June 1, 1998, until further Court order.

                                        /s/ James Ware

                                        James Ware
                                        United States District Judge

                                        /s/ Ronald M. Whyte

                                        Ronald M. Whyte
                                        United States District Judge

                                        /s/ Jeremy Fogel

                                        Jeremy Fogel
                                        United States District Judge

                        -2-

[[1]]FINEDG:[87708.EXB]00001.PIP   EDGAR only   EDG: 11-DEC-2000 23:50 BLK: 00-000-0000 00:00
[[1]]SONIC SOLUTIONS   FORM 8-K   R.R. Donnelley   (415) 296-7071   03970 V3.1

<PAGE>

EXHIBIT

AO 440 (Rev. 10/93) Summons in a Civil Action
==

United States District Court

NORTHERN DISTRICT OF CALIFORNIA

SONIC SOLUTIONS, a California corporation,

SUMMONS IN A CIVIL ACTION

CASE NUMBER: C

v.

SPRUCE TECHNOLOGIES, INC., a California
corporation, and KIRK E. PAULSEN,

C 00-21224

ADR

TO: (Name and address of defendant)

KIRK E. PAULSEN, Senior Vice President of Sales
1054 South De Anza Blvd.
San Jose, California 95129

YOU ARE HEREBY SUMMONED and required to serve upon PLAINTIFF'S ATTORNEY
(name and address)

Stanley Young, Esq.
Joshua M. Masur, Esq.
Heller Ehrman White & McAuliffe
525 University Avenue
Palo Alto, California 94301-1900

an answer to the complaint which is herewith served upon you, within Twenty (20)
days after service of this summons upon you, exclusive of the day of service. If
you fail to do so, judgment by default will be taken against you for the relief
demanded in the complaint. You must also file your answer with the Clerk of this
Court within a reasonable period of time after service.

RICHARD W. WIEKING	DEC-5 2000
CLERK	DATE

L/C
(BY) DEPUTY CLERK

AO-440

<PAGE>

                                                                      EXHIBIT

                              CIVIL COVER SHEET

US 44 - No. CALIF (Rev. 4/97)

The JS-44 civil cover sheet and the information contained herein neither replace
nor supplement the filing and service of pleadings or other papers as required
by law, except as provided by local rules of court. This form, approved by the
Judicial Conference of the United States in September 1974, is required for the
use of the Clerk of Court for the purpose of initiating the civil docket sheet.
(SEE INSTRUCTIONS ON PAGE TWO)

I. (a) PLAINTIFFS

SONIC SOLUTIONS, a California corporation,

    (b) COUNTY OF RESIDENCE OF FIRST LISTED PLAINTIFF Marin
               (EXCEPT IN U.S. PLAINTIFF CASES)

DEFENDANTS

SPRUCE TECHNOLOGIES, INC., a California corporation, and KIRK E. PAULSEN,

COUNTY OF RESIDENCE OF FIRST LISTED DEFENDANT Santa Clara
               (IN U.S. PLAINTIFF CASES ONLY)
NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE TRACT OF LAND
      INVOLVED.

    (c) ATTORNEYS (FIRM NAME, ADDRESS, AND TELEPHONE NUMBER)

    Stanley Young, Esq
    Heller Ehrman White & McAuliffe
    525 University Avenue
    Palo Alto, California 94301-1900
    (650) 324-7000

ATTORNEYS (IF KNOWN)

C 00-21224

II. BASIS OF JURISDICTION (PLACE AN 'X' IN ONE BOX ONLY)

    [_] 1 U.S. Government Plaintiff

    [_] 2 U.S. Government Defendant

    [X] 3 Federal Question (U.S. Government Not a Party)

    [_] 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES   (PLACE AN 'X' IN ONE BOX FOR
     (For diversity cases only)   PLAINTIFF AND ONE BOX FOR DEFENDANT

                                         PTF   DEF

Citizen of This State   [_] 1   [_] 1

Citizen of Another State   [_] 2   [_] 2

Citizen or Subject of a Foreign Country [_] 3   [_] 3

Incorporated or Principal Place of Business
  In This State   [_] 4   [_] 4

Page 68

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[[1]]SONIC SOLUTIONS   FORM 8-K   R.R. Donnelley   (415) 296-7071   941   V3.1   ***

Incorporated and Principal Place of Business
   In Another State   [_] 5   [_] 5

Foreign Nation   [_] 6   [_] 6

IV. ORIGIN   (PLACE AN "X" IN ONE BOX ONLY)

[X] 1 Original Proceeding

[_] 2 Removed from State Court

[_] 3 Remanded from Appellate Court

[_] 4 Reinstated or Reopened

[_] 5 Transferred from Another district (specify)

[_] 6 Multidistrict Litigation

[_] 7 Appeal to District Judge from Magistrate Judgment

V. NATURE OF SUIT   (PLACE AN "X" IN ONE BOX ONLY)

CONTRACT

[_] 110   Insurance
[_] 120   Marine
[_] 130   Miller Act
[_] 140   Negotiable Instrument
[_] 150   Recovery of Overpayment & Enforcement of Judgment
[_] 151   Medicare Act
[_] 152   Recovery of Defaulted Student Loans (Excl. Veterans)
[_] 153   Recovery of Overpayment of Veteran's Benefits
[_] 160   Stockholders' Suits
[_] 190   Other Contract
[_] 195   Contract Product Liability

REAL PROPERTY

[_] 210   Land Condemnation
[_] 220   Foreclosure
[_] 230   Rent Lease & Ejectment
[_] 240   Torts to Land
[_] 245   Tort Product Liability
[_] 290   All Other Real Property

TORTS

PERSONAL INJURY
[_] 310   Airplane
[_] 315   Airplane Product Liability
[_] 320   Assault, Libel & Slander
[_] 330   Federal Employers Liability
[_] 340   Marine
[_] 345   Marine Product Liability
[_] 350   Motor Vehicle
[_] 355   Motor Vehicle Product Liability
[_] 360   Other Personal Injury
[_] 362   Personal Injury - Med. Malpractice
[_] 365   Personal Injury - Product Liability
[_] 368   Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
[_] 370   Other Fraud
[_] 371   Truth in Lending

Page 69

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[_] 380   Other Personal Property Damage
[_] 385   Property Damage Product Liability

CIVIL RIGHTS

[_] 441   Voting
[_] 442   Employment
[_] 443   Housing
[_] 444   Welfare
[_] 440   Other Civil Rights

PRISONER PETITIONS

[_] 510   Motion to Vacate Sentence
          Habeas Corpus:
[_] 530   General
[_] 535   Death Penalty
[_] 540   Mandamus & Other
[_] 550   Civil Rights
[_] 555   Prison Condition

FORFEITURE/PENALTY

[_] 610   Agriculture
[_] 620   Other Food & Drug
[_] 625   Drug Related Seizure of Property 21 USC 881
[_] 630   Liquor Laws
[_] 640   RR & Truck
[_] 650   Airline Regs.
[_] 660   Occupational Safety/Health
[_] 690   Other

LABOR

[_] 710   Fair Labor Standards Act
[_] 720   Labor/Mgmt. Relations
[_] 730   Labor/Mgmt. Reporting & Disclosure Act
[_] 740   Railway Labor Act
[_] 790   Other Labor Litigation
[_] 791   Empl. Ret. Inc. Security Act

BANKRUPTCY

[_] 422   Appeal 28 USC 158
[_] 423   Withdrawal 28 USC 157

PROPERTY RIGHTS

[X] 820   Copyrights
[_] 830   Patent
[_] 840   Trademarks

SOCIAL SECURITY

[_] 861   HIA (1395ff)
[_] 862   Black Lung (923)
[_] 863   DIWC/DIWW (405(g))
[_] 864   SSID Title XVI
[_] 865   RSI (405(g))

FEDERAL TAX SUITS

[_] 870   Taxes (U.S. Plaintiff or Defendant)
[_] 871   IRS-Third Party 26 USC 7609

OTHER STATUTES

[_] 400   State Reapportionment
[_] 410   Antitrust
[_] 430   Banks and Banking
[_] 450   Commerce/ICC Rates/etc.
[_] 460   Deportation
[_] 470   Racketeer Influenced and Corrupt Organizations
[_] 810   Selective Service
[_] 850   Securities/Commodities/Exchange
[_] 875   Customer Challenge 12 USC 3410
[_] 891   Agricultural Acts
[_] 892   Economic Stabilization Act
[_] 893   Environmental Matters
[_] 894   Energy Allocation Act
[_] 895   Freedom of Information Act
[_] 900   Appeal of Fee Determination Under Equal Access to Justice
[_] 950   Constitutionality of State Statutes
[_] 890   Other Statutory Actions

VI. CAUSE OF ACTION (CITE THE US CIVIL STATUTE UNDER WHICH YOU ARE FILING AND
WRITE A BRIEF STATEMENT OF CAUSE. DO NOT CITE JURISDICTIONAL STATUTES UNLESS
DIVERSITY). There are a total of twelve (12) Causes of Action including:
Copyright Infringement under 17 U.S.C. 101 et seq.; Misappropriation of Trade
Secrets under California Civil Code Sec 3426 et seq.; and Breach of Contract.

VII. REQUESTED IN COMPLAINT: [_] CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P.
                                 23   DEMAND $
                             [_] CHECK YES only if demanded in complaint:
                                 JURY DEMAND [X]   [_] NO

VIII. RELATED CASE(S) IF ANY   PLEASE REFER TO CIVIL L.R. 3-12 CONCERNING
                                REQUIREMENT TO FILE "NOTICE OF RELATED CASE".

IX. DIVISIONAL ASSIGNMENT (CIVIL L.R. 3-2) (PLACE AN "X" IN ONE BOX ONLY)
    [_] SAN FRANCISCO/OAKLAND
    [X] SAN JOSE

DATE 12/5/2000   SIGNATURE OF ATTORNEY OF RECORD

                        /s/ Stanley Young

                                            NDC-JS44